                           AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 20, 2003

                                SECURITIES AND EXCHANGE COMMISSION
                                      WASHINGTON, D.C. 20549

                                           SCHEDULE TO-I
                     Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                              of the Securities Exchange Act of 1934

                                      MACROVISION CORPORATION
                   (Name of Subject Company--Issuer and Filing Person--Offeror)

                                 OPTIONS TO PURCHASE COMMON STOCK,
                                    PAR VALUE $0.001 PER SHARE
                                  (Title of Class of Securities)

                                           55590 4 10 1
                               (CUSIP Number of Class of Securities)

                                        WILLIAM A. KREPICK
                               PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                      MACROVISION CORPORATION
                                       2830 DE LA CRUZ BLVD.
                                   SANTA CLARA, CALIFORNIA 95050
                                     TELEPHONE: (408) 743-8600
                (Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

                                     CALCULATION OF FILING FEE
    TRANSACTION VALUATION*                                              AMOUNT OF FILING FEE**
----------------------------------------------------------------------------------------------
        $12,824,362.18                                                         $1,037.49

*    Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,560,673 shares of common stock of Macrovision Corporation, par value
     $0.001 per share, having an aggregate value of $12,824,362.18 will be exchanged pursuant to this offer. The aggregate value is calculated based upon the Black-Scholes option pricing model as of August 18, 2003.

**   $80.90 per $1,000,000 of the aggregate offering amount (or .00008090 of the aggregate transaction valuation), pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as
     amended by Fee Advisory #11 for Fiscal Year 2003, effective February 21, 2003.

[ ]  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

             AMOUNT PREVIOUSLY PAID: Not applicable.                FILING PARTY: Not applicable.
             FORM OR REGISTRATION NO.: Not applicable.              DATE FILED: Not applicable.

[ ]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[ ]  Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ]  Third-party tender offer subject to Rule 14d-1.
     [X]  Issuer tender offer subject to Rule 13e-4.
     [ ]  Going-private transaction subject to Rule 13e-3.
     [ ]  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

CUSIP NO. 55590 4 10 1


ITEM 1.  SUMMARY TERM SHEET.

     The information set forth in the Offer to Exchange Outstanding Options to Purchase Common Stock, filed as Exhibit 99.(a)(1)(A) hereto (the "Offer to Exchange"), under "Summary of Terms" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

     (a) NAME AND ADDRESS. The name of the issuer is Macrovision Corporation, a Delaware corporation (the "Company" or "Macrovision"), the address of its principal executive office is 2830 De La Cruz Blvd., Santa Clara, California 95050 and the telephone number of its principal executive office is (408) 743-8600. The information set forth in the Offer to Exchange under Section 16 ("Information About Macrovision") is incorporated herein by reference.

     (b) SECURITIES. This Schedule TO relates to an offer by the Company to exchange all stock options to purchase shares of the Company's common stock, par value $0.001 per share, with exercise prices greater than $28.00 per share currently outstanding under Macrovision's 2000 Equity Incentive Plan and Macrovision's 1996 Equity Incentive Plan (the "Eligible Options"), held by eligible option holders for new options (the "New Options") to purchase shares of common stock to be granted under Macrovision's 1996 Equity Incentive Plan or 2000 Equity Incentive Plan, whichever was applicable to the cancelled options that the New Options replace, upon the terms and subject to the conditions set forth in the Offer to Exchange. The number of shares of common stock subject to the New Options will be equal to the quotient of the number of shares of common stock subject to the Eligible Options that are accepted for exchange and cancelled, divided by the applicable exchange ratio as set forth in the Offer to Exchange. The information set forth in the Offer to Exchange under "Summary of Terms," Section 1 ("Eligible Employees; Number of Options; Expiration Date"),
Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

     (c) TRADING MARKET AND PRICE. The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock") is incorporated herein by reference. No trading market exists for the Eligible Options.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) NAME AND ADDRESS. Macrovision is the filing person. The information set forth under Item 2(a) above and on Appendix A of the Offer to Exchange ("Information about the Directors and Executive Officers of Macrovision") is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a) MATERIAL TERMS. The information set forth in the Offer to Exchange under "Summary of Terms," Section 1 ("Eligible Employees; Number of Options; Expiration Date"), Section 3 ("Procedures"), Section 4 ("Change in Election"),
Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options"), Section 6 ("Conditions of this Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 10 ("Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer"), Section 11 ("Legal Matters; Regulatory Approvals"), Section 12 ("Material U.S. Federal Income Tax Consequences"), Section 13 ("Terms of the Offer Specific to Eligible Employees Employed Outside the United States"), Section 14 ("Extension of this Offer; Termination; Amendment") and Appendix C of the Offer to Exchange ("A Guide to International Issues") is incorporated herein by reference.

     (b) PURCHASES. The information set forth in the Offer to Exchange under
Section 9 ("Interests of Directors and Executive Officers; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (e) AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES. The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Executive Officers; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a) PURPOSES. The information set forth in the Offer to Exchange under "Summary of Terms" and Section 2 ("Purpose of this Offer") is incorporated herein by reference.

CUSIP NO. 55590 4 10 1


     (b) USE OF SECURITIES ACQUIRED. The information set forth in the Offer to Exchange under Section 10 ("Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer") is incorporated herein by reference.

     (c) PLANS. The Company from time to time evaluates strategic acquisitions and will continue to do so in the future. The Company may issue its stock or pay cash in connection with such acquisitions. The Company may obtain cash for such acquisitions through a variety of means, including, without limitation, through the issuance of additional stock. The information set forth in the Offer to Exchange under Section 9 ("Interest of Directors and Executive Officers; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) SOURCE OF FUNDS. The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and
Section 15 ("Fees and Expenses") is incorporated herein by reference.

     (b) CONDITIONS. The information set forth in the Offer to Exchange under
Section 6 ("Conditions of this Offer") is incorporated herein by reference.

     (d) BORROWED FUNDS. Not applicable.

ITEM 8.  INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

     (a) SECURITIES OWNERSHIP. The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Executive Officers; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

     (b) SECURITIES TRANSACTIONS. The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Executive Officers; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) SOLICITATION OR RECOMMENDATION. Not applicable.

ITEM 10.  FINANCIAL STATEMENTS.

     (a) FINANCIAL INFORMATION. The information set forth in Item 8 ("Financial Statements and Supplementary Data") of Macrovision's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, including all material incorporated by reference therein, is incorporated herein by reference. The information set forth in Item 1 ("Financial Statements") of Macrovision's Quarterly Reports on Forms 10-Q for the quarters ended March 31, 2003 and June 30, 2003, including all material incorporated by reference therein, is incorporated herein by reference. The information set forth in the Offer to Exchange under Section 16 ("Information about Macrovision"), Section 17 ("Risk Factors") and Section 18 ("Additional Information") is incorporated herein by reference.

     (b) PRO FORMA INFORMATION. Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

     (a) AGREEMENTS, REGULATORY REQUIREMENTS AND LEGAL PROCEEDINGS. The information set forth in the Offer to Exchange under Section 11 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

     (b) OTHER MATERIAL INFORMATION. Not applicable.

CUSIP NO. 55590 4 10 1


ITEM 12. EXHIBITS.

EXHIBIT NUMBER                            DESCRIPTION
--------------------------------------------------------------------------------
99.(a)(1)(A)   Offer to Exchange Outstanding Options to Purchase Common Stock,
               dated August 20, 2003.
99.(a)(1)(B)   Summary of Terms of Offer to Exchange Outstanding Options to
               Purchase Common Stock.
99.(a)(1)(C)   Form of Electronic Transmittal Letter.
99.(a)(1)(D)   Form of Stock Option Exchange Election Form.
99.(a)(1)(E)   Form of Electronic Reminder Notice.
99.(a)(1)(F)   Form of Electronic Confirmation Notice.
99.(a)(1)(G)   Form of Slide Presentation to Employees.
99.(a)(1)(H)   Form of Confirmation of Cancellation of Eligible Options and
               Promise to Grant New Options.
99.(a)(1)(I)*  Communications to Employees from William A. Krepick, President and Chief Executive Officer, dated April 25, 2003.
99.(a)(1)(J)*  Employee Frequently Asked Questions Document.
99.(a)(1)(K)*  Macrovision Corporation's Definitive Proxy Statement on Schedule
               14A, filed with the Securities and Exchange Commission on April
               25, 2003, and incorporated herein by reference.
99.(a)(1)(L)   Macrovision Corporation's Annual Report on Form 10-K for its
               fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission on March 31, 2003, and incorporated herein by reference.
99.(a)(1)(M)   Macrovision Corporation's Quarterly Report on Form 10-Q for its
               fiscal quarter ended March 31, 2003, filed with the Securities and Exchange Commission on May 9, 2003, and incorporated herein by reference.
99.(a)(1)(N)   Macrovision Corporation's Quarterly Report on Form 10-Q for its
               fiscal quarter ended June 30, 2003, filed with the Securities and
               Exchange Commission on August 12, 2003, and incorporated herein by reference.
99.(b)         Not applicable.
99.(d)(1)      Macrovision Corporation's 2000 Equity Incentive Plan, as amended
               (filed as Annex C to the Company's Definitive Proxy Statement on
               Schedule 14A, filed on April 25, 2003, and incorporated herein by reference).
99.(d)(2)      Macrovision Corporation's 1996 Equity Incentive Plan, as amended
               (filed as Exhibit 10.02 to the Company's Registration Statement
               on Form SB-2, declared effective on March 12, 1997, and
               incorporated herein by reference).
99.(d)(3)      Macrovision Corporation's 1996 Directors Stock Option Plan (filed as Annex B to the Company's Definitive Proxy Statement on
               Schedule 14A, filed on April 25, 2003, and incorporated herein by reference).
99.(d)(4)      Macrovision Corporation's 1996 Employee Stock Purchase Plan
               (filed as Annex A to the Company's Definitive Proxy Statement on
               Schedule 14A, filed on April 25, 2003, and incorporated herein by reference).
99.(g)         Not applicable.
99.(h)         Not applicable.

* Previously filed as Preliminary Communications on Schedule TO-C, filed with the Securities and Exchange Commission on April 25, 2003, and incorporated herein by reference.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.

CUSIP NO. 55590 4 10 1


                                   SCHEDULE TO
                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: August 20, 2003

                                 MACROVISION CORPORATION
                                 By: /s/ William A. Krepick
                                 -----------------------------------------------
                                 Name:  William A. Krepick
                                 Title: President and Chief Executive Officer

CUSIP NO. 55590 4 10 1


                                INDEX OF EXHIBITS
EXHIBIT NUMBER                            DESCRIPTION
--------------------------------------------------------------------------------
99.(a)(1)(A)   Offer to Exchange Outstanding Options to Purchase Common Stock,
               dated August 20, 2003.
99.(a)(1)(B)   Summary of Terms of Offer to Exchange Outstanding Options to
               Purchase Common Stock.
99.(a)(1)(C)   Form of Electronic Transmittal Letter.
99.(a)(1)(D)   Form of Stock Option Exchange Election Form.
99.(a)(1)(E)   Form of Electronic Reminder Notice.
99.(a)(1)(F)   Form of Electronic Confirmation Notice.
99.(a)(1)(G)   Form of Slide Presentation to Employees.
99.(a)(1)(H)   Form of Confirmation of Cancellation of Eligible Options and
               Promise to Grant New Options.
99.(a)(1)(I)*  Communications to Employees from William A. Krepick, President and Chief Executive Officer, dated April 25, 2003.
99.(a)(1)(J)*  Employee Frequently Asked Questions Document.
99.(a)(1)(K)*  Macrovision Corporation's Definitive Proxy Statement on Schedule
               14A, filed with the Securities and Exchange Commission on April
               25, 2003, and incorporated herein by reference.
99.(a)(1)(L)   Macrovision Corporation's Annual Report on Form 10-K for its
               fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission on March 31, 2003, and incorporated herein by reference.
99.(a)(1)(M)   Macrovision Corporation's Quarterly Report on Form 10-Q for its
               fiscal quarter ended March 31, 2003, filed with the Securities and Exchange Commission on May 9, 2003, and incorporated herein by reference.
99.(a)(1)(N)   Macrovision Corporation's Quarterly Report on Form 10-Q for its
               fiscal quarter ended June 30, 2003, filed with the Securities and
               Exchange Commission on August 12, 2003, and incorporated herein by reference.
99.(b)         Not applicable.
99.(d)(1)      Macrovision Corporation's 2000 Equity Incentive Plan, as amended
               (filed as Annex C to the Company's Definitive Proxy Statement on
               Schedule 14A, filed on April 25, 2003, and incorporated herein by reference).
99.(d)(2)      Macrovision Corporation's 1996 Equity Incentive Plan, as amended
               (filed as Exhibit 10.02 to the Company's Registration Statement
               on Form SB-2, declared effective on March 12, 1997, and
               incorporated herein by reference).
99.(d)(3)      Macrovision Corporation's 1996 Directors Stock Option Plan (filed as Annex B to the Company's Definitive Proxy Statement on
               Schedule 14A, filed on April 25, 2003, and incorporated herein by reference).
99.(d)(4)      Macrovision Corporation's 1996 Employee Stock Purchase Plan
               (filed as Annex A to the Company's Definitive Proxy Statement on
               Schedule 14A, filed on April 25, 2003, and incorporated herein by reference).
99.(g)         Not applicable.
99.(h)         Not applicable.

* Previously filed as Preliminary Communications on Schedule TO-C, filed with the Securities and Exchange Commission on April 25, 2003, and incorporated herein by reference.

CUSIP NO. 55590 4 10 1


                                                            EXHIBIT 99.(A)(1)(A)


                              [LOGO] ma(c)rovision

                             MACROVISION CORPORATION
                              2830 DE LA CRUZ BLVD.
                          SANTA CLARA, CALIFORNIA 95050
                            TELEPHONE: (408) 743-8600


                                OFFER TO EXCHANGE
                  OUTSTANDING OPTIONS TO PURCHASE COMMON STOCK
                                 AUGUST 20, 2003


                  THIS OFFER EXPIRES AT 11:59 P.M. PACIFIC TIME
           ON FRIDAY, SEPTEMBER 19, 2003, UNLESS WE EXTEND THIS OFFER

     We are offering you the opportunity to exchange stock options currently outstanding under Macrovision's 2000 Equity Incentive Plan and Macrovision's 1996 Equity Incentive Plan with exercise prices greater than $28.00 per share ("Eligible Options") for a lesser number of new options ("New Options") which will be granted in accordance with specified exchange ratios as described below (the "Offer"). You are eligible to participate in the Offer if you are an employee of Macrovision Corporation or one of our subsidiaries as of Wednesday, August 20, 2003, you remain an employee through the Expiration Date of the Offer and you hold Eligible Options. Members of our board of directors, as well as the other individuals listed on Appendix B to this Offer to Exchange, including our Chief Executive Officer and Chief Financial Officer, are not eligible to participate in the exchange offer.

     The "Expiration Date" of the Offer is 11:59 p.m. Pacific Time on Friday, September 19, 2003. If we extend the period of time during which this Offer remains open, the term "Expiration Date" will refer to the latest time and date at which this Offer expires.

     Eligible Options that you elect to exchange will be cancelled on the Expiration Date.

     The New Options will be granted on such date as our board of directors or compensation committee determines in its discretion (the "Grant Date"), which Grant Date shall be no earlier than March 22, 2004. You must remain an employee of Macrovision or one of our subsidiaries through the Grant Date in order to receive New Options.

     We are offering to exchange each Eligible Option for a New Option to be granted in accordance with the following exchange ratios (rounded down to the nearest whole share):

                                                           Thus, an Eligible Option to Purchase 100 Shares
     Exercise Price Range          Cancelled to New       Would be Exchanged for a New Option to Purchase:
     --------------------          ----------------       ------------------------------------------------
       $28.01 to $34.99                1.5 to 1                               66 shares
       $35.00 to $49.99                2.0 to 1                               50 shares
       $50.00 to $69.99                3.0 to 1                               33 shares
       $70.00 to $89.99                4.0 to 1                               25 shares
       $90.00 and above               10.0 to 1                               10 shares

     In addition, if you elect to participate with respect to any Eligible Options, you will be required to exchange any options granted to you since February 19, 2003 for New Options regardless of the exercise price of such options. These options will be automatically exchanged for New Options on a 1-to-1 basis. The Offer must be structured in this manner to avoid unfavorable accounting treatment.

     As an example, if you elect to exchange an Eligible Option representing the right to purchase 100 shares of common stock, with an exercise price of $41.00 per share, you will receive on the Grant Date a New Option representing the right to purchase 50 shares of common stock (100 divided by 2). As another example, if you elect to exchange an Eligible Option representing the right to purchase 50 shares of common stock, with an exercise price of $56.00 per share, you will receive on the Grant Date a New Option representing the right to purchase 16 shares of common stock (50 divided by 3.0). Options will not be issued for fractional shares.

     The new options will be subject to a three-year vesting schedule, with one-sixth (1/6th) of the option shares available for exercise on or after the first anniversary of the Grant Date, and an additional five one hundred forty-fourths (5/144th) of the option shares available for exercise each month thereafter through the third anniversary of the Grant Date. Thus, if a New Option representing to right to purchase 1000 shares of common stock is granted on March 22, 2004, such New Option would vest as to 167 shares on March 22, 2005 and approximately 35 shares on the 22nd day of each month thereafter, until March 22, 2007, when such New Option will be fully vested. Vesting is contingent upon your continuous employment with Macrovision.

     The New Options will have an exercise price equal to the closing price of our common stock as reported on the Nasdaq National Market on the Grant Date.

     Shares of our common stock are quoted on the Nasdaq National Market under the symbol "MVSN." On August 18, 2003, the closing price of our common stock as reported on the Nasdaq National Market was $19.09 per share. We recommend that you obtain current market quotations for our common stock before deciding whether to elect to exchange your Eligible Options. WE CAN PROVIDE NO ASSURANCE AS TO THE PRICE OF OUR COMMON STOCK AT ANY TIME IN THE FUTURE, AND NOTHING CONTAINED IN THIS DOCUMENT OR THE OTHER DOCUMENTS YOU RECEIVE RELATING TO THIS OFFER SHOULD BE INTERPRETED IN ANY WAY AS A CLAIM RELATING TO THE FUTURE PROSPECTS OF THE PRICE OF OUR COMMON STOCK, NOR SHOULD ANY INFERENCE ABOUT SUCH FUTURE PROSPECTS BE DRAWN FROM ANYTHING CONTAINED HEREIN OR THEREIN.

     Please note that although you may exchange as many or as few of the Eligible Options as you like, you must exchange all stock options granted under each particular Eligible Option you wish to exchange. For example, if you received one grant of an Eligible Option with the right to purchase 100 shares of our common stock at an exercise price of $41.00 per share, and another grant of an Eligible Option with the right to purchase 50 shares of our common stock at an exercise price of $56.00 per share, you may exchange one or both of these Eligible Options. However, you may not partially exchange an Eligible Option grant (E.G., a portion of the Eligible Option grant for 100 shares or a portion of the Eligible Option grant for 50 shares). In addition, if you elect to participate with respect to any Eligible Options you will also be required to exchange all options granted to you since February 19, 2003.

     We are making this Offer upon the terms and subject to the conditions described in this Offer to Exchange, including the Summary of Terms, the Electronic Transmittal Letter and the Stock Option Exchange Election Form (the "Election Form") (which together, as they may be amended from time to time, constitute the "Offer"). This Offer is not conditioned upon a minimum number of option holders accepting this Offer or a minimum number of Eligible Options being exchanged, but is subject to other conditions that we describe in Section 6 of this Offer to Exchange.

     You should direct questions about this Offer, requests for assistance in completing the Election Form and requests for additional copies of this Offer to Exchange or related documents to David Wight via email at DWIGHT@MACROVISION.COM or by telephone at (408) 562-8457.

     THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), NOR HAS THE SEC PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS OFFER TO EXCHANGE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

IMPORTANT

     If you would like to participate in this Offer, you must complete and sign the Election Form and deliver the

Election Form to our Stock Plan Analyst, David Wight, at Macrovision by 11:59 p.m. Pacific Time on the Expiration Date. You may send the Election Form by internal mail, by facsimile to (408) 567-1830 or by regular mail to Macrovision Corporation, 2830 De La Cruz Blvd., Santa Clara, California 95050, Attn: Stock Plan Analyst. If you do not return, or if we fail to receive, your Election Form by 11:59 p.m. Pacific Time on the Expiration Date, you will be deemed to have rejected this Offer. You do not need to return your stock option agreements as they will be automatically cancelled if we accept your Eligible Options for exchange.

     ALTHOUGH OUR BOARD OF DIRECTORS HAS APPROVED THIS OFFER, IT MAKES NO RECOMMENDATIONS AS TO WHETHER OR NOT YOU SHOULD EXCHANGE YOUR ELIGIBLE OPTIONS. THE BOARD OF DIRECTORS RECOGNIZES THAT THE DECISION TO ACCEPT OR REJECT THIS OFFER IS AN INDIVIDUAL ONE THAT MAY BE BASED ON A VARIETY OF FACTORS. YOU SHOULD CONSULT YOUR PERSONAL OUTSIDE ADVISOR(S) IF YOU HAVE QUESTIONS ABOUT YOUR FINANCIAL OR TAX SITUATION.

     The information about this Offer from Macrovision is limited to this Offer to Exchange, including the Summary of Terms, the Electronic Transmittal Letter and the Election Form.

     ANY ELIGIBLE OPTIONS THAT YOU CHOSE TO EXCHANGE WILL BE CANCELLED ON THE EXPIRATION DATE. IF YOUR EMPLOYMENT WITH MACROVISION OR ONE OF OUR SUBSIDIARIES TERMINATES FOR ANY REASON ON OR BEFORE THE GRANT DATE, YOU WILL NOT RECEIVE ANY NEW OPTIONS IN EXCHANGE FOR YOUR ELIGIBLE OPTIONS THAT HAVE BEEN CANCELLED, NOR WILL MACROVISION RETURN OR REISSUE ANY ELIGIBLE OPTIONS THAT HAVE BEEN CANCELLED.

     WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER OR NOT YOU SHOULD EXCHANGE YOUR ELIGIBLE OPTIONS PURSUANT TO THIS OFFER. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS OFFER TO EXCHANGE, INCLUDING THE SUMMARY OF TERMS, THE ELECTRONIC TRANSMITTAL LETTER AND THE ELECTION FORM. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY MACROVISION.


                                                  TABLE OF CONTENTS
Summary Of Terms                                                                                                  1
This Offer                                                                                                        8
    1.   Eligible Employees; Number Of Options; Expiration Date.                                                  8
    2.   Purpose of this Offer.                                                                                   9
    3.   Procedures.                                                                                              9
    4.   Change In Election.                                                                                     10
    5.   Acceptance of Options for Exchange and Cancellation and Issuance of New Options.                        11
    6.   Conditions of this Offer.                                                                               11
    7.   Price Range of Common Stock.                                                                            13
    8.   Source and Amount of Consideration; Terms of New Options.                                               13
    9.   Interests of Directors and Executive Officers; Transactions and Arrangements Involving the Options.     17
   10.   Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer.                  19
   11.   Legal Matters; Regulatory Approvals.                                                                    20
   12.   Material U.S. Federal Income Tax Consequences.                                                          20
   13.   Terms of the Offer Specific to Eligible Employees Employed Outside the United States.                   22
   14.   Extension of this Offer; Termination; Amendment.                                                        22
   15.   Fees and Expenses.                                                                                      23
   16.   Information about Macrovision.                                                                          23
   17.   Risk Factors.                                                                                           24
   18.   Additional Information.                                                                                 24
   19.   Forward Looking Statements; Miscellaneous.                                                              26
Appendix A Information about the Directors and Executive Officers of Macrovision                                A-1
Appendix B Ineligible Individuals                                                                               B-1
Appendix C A Guide to International Issues                                                                      C-1

                                                          i

                              [LOGO] ma(c)rovision


                                SUMMARY OF TERMS
                                       OF
         OFFER TO EXCHANGE OUTSTANDING OPTIONS TO PURCHASE COMMON STOCK


                                 AUGUST 20, 2003

                     RESPONSE DUE BY 11:59 P.M. PACIFIC TIME
          ON FRIDAY, SEPTEMBER 19, 2003, UNLESS THIS OFFER IS EXTENDED

     The following should answer most of the questions that you may have about this Offer. Please read the remainder of this Offer to Exchange and the accompanying documents carefully and in their entirety as they contain information relevant to your decision as to whether or not to participate in this Offer. We have included references to the relevant sections of this Offer to Exchange where you can find a more complete description of the topics discussed in this Summary of Terms.

     If you would like to accept this Offer, you must properly complete, execute and deliver the Stock Option Exchange Election Form (the "Election Form") by 11:59 p.m. Pacific Time on Friday, September 19, 2003 (the "Expiration Date"). If we extend the period of time during which this Offer remains open, the term "Expiration Date" will refer to the latest time and date at which this Offer expires. You may send the Election Form by internal mail, by facsimile to (408) 567-1830 or by regular mail to Macrovision Corporation, 2830 De La Cruz Blvd., Santa Clara, California 95050, Attn: Stock Plan Analyst.

GENERAL QUESTIONS ABOUT THE TERMS OF THE OFFER TO EXCHANGE

Q1.  WHAT IS THE OPTION EXCHANGE PROGRAM?

     We are offering Eligible Employees (as defined below) the opportunity to exchange stock options currently outstanding under Macrovision's 2000 Equity Incentive Plan and Macrovision's 1996 Equity Incentive Plan with exercise prices greater than $28.00 per share ("Eligible Options") for a lesser number of new options ("New Options"), which will be granted in accordance with specified exchange ratios (see Question 10 below for additional information on the specified exchange ratios). The New Options will be granted on a date (the "Grant Date") that is at least six months and one day after the Expiration Date, which will be, at the earliest, March 22, 2004. The board of directors and compensation committee retain the discretion to determine the Grant Date. (See
Section 1 of this Offer to Exchange.)

Q2.  WHO CAN PARTICIPATE IN THIS OFFER?

     You are eligible to participate in this Offer if you are an employee of Macrovision or one of our subsidiaries as of Wednesday, August 20, 2003, continue to be employed by Macrovision or one of our subsidiaries through the Expiration Date and hold Eligible Options (an "Eligible Employee"). An employee of Macrovision or one of our subsidiaries must either be on active status or on an approved leave of absence on the Expiration Date in order to be eligible to participate. An employee whose employment with Macrovision terminates for any reason at any time before the Expiration Date will not be an Eligible Employee. Members of our board of directors, as well as the other individuals listed on Appendix B to this Offer to Exchange, including our Chief Executive Officer and Chief Financial Officer, are not eligible to participate in the exchange offer. See Appendix A for additional information concerning our executive officers and directors and Section 1 of this Offer to Exchange for additional information concerning who can participate in this Offer.)

Q3. IF I AM AN ELIGIBLE EMPLOYEE EMPLOYED OUTSIDE OF THE UNITED STATES, MAY I PARTICIPATE ON THE SAME TERMS AS DESCRIBED IN THIS OFFER?

     Yes. Eligible Employees employed outside of the United States who hold Eligible Options may participate in this Offer on the same terms as described in this Offer to Exchange. Non-U.S. employees should refer to Appendix C of this Offer to Exchange entitled "A Guide to International Issues" for a discussion of the tax and other consequences of accepting or rejecting this Offer under the law of the country in which they are employed.

Q4. WHAT IF MY EMPLOYMENT AT MACROVISION ENDS BETWEEN THE EXPIRATION DATE AND THE GRANT DATE?

     If you surrender your Eligible Options for exchange, your Eligible Options will be cancelled on the Expiration Date. However, you must remain an employee through the Grant Date to receive the New Options. In addition, if you are not an employee on the Grant Date, you will not have a right to the Eligible Options that you surrendered for exchange. (See Section 1 of this Offer to Exchange.)

     Unless you have a separate written agreement governing your employment relationship or as otherwise expressly provided by applicable law, your employment with Macrovision or one of our subsidiaries remains "at-will" and can be terminated by you, Macrovision or one of our subsidiaries at any time, with or without cause or notice, and nothing in this Offer will modify or change that.

Q5.  WHY IS MACROVISION MAKING THIS OFFER?

     We are making this Offer because, as a result of the volatility in our stock price over the past few years, many of our outstanding options have exercise prices that are significantly higher than the current market price of our common stock, commonly referred to as "underwater" or "out-of-the-money" options. By making this Offer, we believe we will be able to provide a proper incentive to our employees by realigning our compensation programs to more closely reflect current market and economic conditions. (See Section 2 of this Offer to Exchange.)

Q6.  WHY DOESN'T MACROVISION GRANT ADDITIONAL OPTIONS?

     This Offer was designed to avoid the dilution in ownership to our stockholders that would result if we granted employees additional options to supplement their underwater options. We believe this approach strikes a balance between the interests of both our employees and our stockholders.

Q7.  WHY DOESN'T MACROVISION REPRICE OPTIONS?

     In 1998, the Financial Accounting Standards Board adopted accounting rules that impact the repricing of options. If we were to reprice employee options, we would be subject to compensation charges against our earnings. We have structured this Offer in a manner that we believe will not cause us to incur any compensation expense for financial reporting purposes under current U.S. generally accepted accounting principles.

Q8.  HOW CAN I TELL WHICH OF MY OUTSTANDING OPTIONS ARE ELIGIBLE OPTIONS?

     Your Election Form, which you should receive via email, will list your Eligible Options. If, for whatever reason, you do not receive, or cannot find, your personal Election Form, contact the Stock Plan Analyst, David Wight, via email at DWIGHT@MACROVISION.COM or by telephone at (408) 562-8457.

Q9.  WHAT ARE THE CONDITIONS TO THIS OFFER?

     This Offer is subject to the conditions described in Section 6 of this Offer to Exchange. If any of these conditions are met, we may terminate, postpone or amend this Offer. However, this Offer is not conditioned on a minimum number of Eligible Employees accepting this Offer or a minimum number of Eligible Options being exchanged. (See Section 6 of this Offer to Exchange.)

SPECIFIC QUESTIONS ABOUT THE ELIGIBLE OPTIONS TO BE EXCHANGED

Q10. WHICH OF MY OPTIONS CAN BE EXCHANGED?

     Under this Offer, you may make an election to exchange your unexercised options that have an exercise price greater than $28.00 per share for New Options to be granted in accordance with the following exchange ratios

(rounded down to the nearest whole share):

                                                            Thus, an Eligible Option to Purchase 100 Shares
      Exercise Price Range          Cancelled to New       Would be Exchanged for a New Option to Purchase:
      --------------------          ----------------       ------------------------------------------------
        $28.01 to $34.99                1.5 to 1                               66 shares
        $35.00 to $49.99                2.0 to 1                               50 shares
        $50.00 to $69.99                3.0 to 1                               33 shares
        $70.00 to $89.99                4.0 to 1                               25 shares
        $90.00 and above               10.0 to 1                               10 shares

     If you elect to participate, you will be required to exchange any options granted to you since February 19, 2003 for New Options regardless of the exercise price of such options. These options will automatically be exchanged for New Options on a 1-to-1 basis. This Offer must be structured in this manner to avoid unfavorable accounting treatment. (See Section 1 of this Offer to Exchange.)

     The number of shares of common stock to be represented by the New Options will be adjusted for any stock splits, stock dividends, recapitalizations or similar transactions that may occur between the Expiration Date and the Grant Date.

Q11. HOW WERE THE EXCHANGE RATIOS AND EXERCISE PRICE RANGES DETERMINED?

     The exchange ratios and exercise price ranges were determined with the help of third-party compensation experts and on the basis of valuations under the Black-Scholes option pricing model as well as a binomial option pricing model.

Q12. IF I ELECT TO EXCHANGE MY ELIGIBLE OPTIONS, DO I HAVE TO EXCHANGE ALL OF MY ELIGIBLE OPTIONS OR CAN I JUST EXCHANGE SOME OF THEM?

     You are not obligated to exchange each Eligible Option grant and will be free to exchange as few or as many of your Eligible Option grants as you wish. However, if you exchange an Eligible Option grant, you must exchange all shares issuable under such Eligible Option grant. Additionally, if you elect to participate, you will be required to exchange all options granted since February 19, 2003 for New Options regardless of the exercise price of such options. (See Question 10 above).

Q13. CAN I EXCHANGE PART OF AN ELIGIBLE OPTION GRANT?

     No. Macrovision is not accepting partial exchanges of Eligible Option grants. You may only exchange an entire Eligible Option grant.

Q14. CAN I EXCHANGE MY VESTED AND UNVESTED ELIGIBLE OPTIONS?

     Yes. You may exchange both vested and unvested Eligible Options.

Q15. CAN I EXCHANGE OPTION GRANTS THAT I HAVE ALREADY FULLY OR PARTIALLY EXERCISED?

     If you exercised an option grant in its entirety, that option grant is no longer outstanding and is not eligible for exchange under this Offer. If you previously exercised an Eligible Option grant in part, the remaining unexercised portion of the Eligible Option grant may be exchanged under this Offer.

Q16. WHAT HAPPENS TO ELIGIBLE OPTIONS THAT I CHOOSE NOT TO EXCHANGE?

     Eligible Options that you choose not to exchange will retain all their current terms and conditions, including their current exercise price, expiration date and vesting schedule.

Q17. AM I ELIGIBLE TO EXCHANGE AN ELIGIBLE OPTION EVEN IF THE OPTION TERM EXPIRES BETWEEN THE COMMENCEMENT OF THIS OFFER AND THE GRANT DATE?

     Yes. You will be able to exchange this Eligible Option for a New Option. However, options that expire prior to the Expiration Date will not be eligible to be exchanged.

Q18. ARE THERE ANY PLANS TO MAKE A BROAD-BASED GRANT OF STOCK OPTIONS BETWEEN THE COMMENCEMENT OF THIS OFFER AND THE GRANT DATE?

     No. We have no plans to make a broad-based grant of stock options during this time period.

Q19. WILL MACROVISION SUSPEND THE EMPLOYEE STOCK PURCHASE PLAN ("ESPP") DURING THIS TIME PERIOD AS WELL?

     No. The ESPP will not be suspended during this time period.

Q20. WILL MACROVISION MAKE ANY RECOMMENDATION AS TO WHETHER I SHOULD EXCHANGE MY ELIGIBLE OPTIONS?

     No. Macrovision will not make any recommendations as to whether you should exchange your Eligible Options. You must make your own informed decision. Exchanging Eligible Options under this Offer involves risks, as there is no guarantee or assurance as to Macrovision's future stock price. For questions regarding investment-related issues, you should talk to your own outside legal counsel, accountant and/or financial advisor, as no one from Macrovision has been, or will be, authorized to provide you with information in this regard.

SPECIFIC QUESTIONS ABOUT THE NEW OPTIONS

Q21. WHEN WILL I RECEIVE MY NEW OPTIONS?

     The Grant Date of the New Options will be at least six months and one day after the Expiration Date, which will be, at the earliest, March 22, 2004. The board of directors and compensation committee retain the discretion to determine the Grant Date. (See Section 5 of this Offer to Exchange.)

Q22. WHY WON'T I RECEIVE MY NEW OPTIONS IMMEDIATELY AFTER THE EXPIRATION DATE?

     If we were to grant New Options on any date that is earlier than six months and one day after the date we cancel any of the Eligible Options we accepted for exchange pursuant to the terms of this Offer, we would be required, for financial accounting purposes, to record a compensation expense against our earnings. By deferring the grant of the New Options for at least six months and one day, we believe we will not have to record such a compensation expense.

Q23. WHAT WILL THE EXERCISE PRICE OF MY NEW OPTIONS BE?

     All New Options will be granted with an exercise price equal to the closing price of our common stock as reported on the Nasdaq National Market on the Grant Date. We cannot guarantee that the New Options will have a lower exercise price than the Eligible Options exchanged because we cannot provide any assurance as to the price of our common stock at any time in the future. We recommend that you obtain current market quotations for our common stock before deciding whether to elect to exchange your Eligible Options. (See Section 7 of this Offer to Exchange for a historical view of the price range of our common stock.)

Q24. WHAT WILL THE VESTING SCHEDULE OF MY NEW OPTIONS BE?

     The New Options will be subject to a three-year vesting schedule, with one-sixth (1/6th) of the New Options available for exercise on or after the first anniversary of the Grant Date, and an additional five one hundred forty-fourths (5/144th) of the New Options available for exercise each month thereafter through the third anniversary of the Grant Date. Thus, if a New Option representing to right to purchase 1000 shares of common stock is granted on March 22, 2004, such New Option would vest as to 167 shares on March 22, 2005 and approximately 35 shares on the 22nd day of each month thereafter, until March 22, 2007, when such New Option will be fully vested. Vesting is contingent upon your continuous employment with Macrovision or one of our subsidiaries. (See Section 8 of this Offer to Exchange.)

Q25. WHAT WILL THE TERM OF MY NEW OPTIONS BE?

     The New Options will have a term of five (5) years from the Grant Date, as long as you remain employed by Macrovision or one of our subsidiaries during such term. (See Section 8 of this Offer to Exchange.)

Q26. WHAT WILL THE OTHER TERMS AND CONDITIONS OF MY NEW OPTIONS BE?

     The other terms and conditions of your New Options not described in this Offer to Exchange will be comparable to the other terms and conditions of your Eligible Options. All New Options will be nonstatutory stock options under U.S. federal income tax laws, regardless of the tax status of the Eligible Options exchanged, and will be granted pursuant to our 1996 Equity Incentive Plan and 2000 Equity Incentive Plan, whichever was applicable to the cancelled options that the New Options replace. (See Sections 8 and 12 of this Offer to Exchange.)

Q27. WHAT HAPPENS TO MY NEW OPTIONS IF MACROVISION MERGES OR IS ACQUIRED PRIOR TO THE GRANT DATE?

     Although we are not anticipating any such merger or acquisition, if Macrovision merges with or is acquired by another entity between the Expiration Date and the Grant Date, then the resulting entity will be bound to grant the New Options under the same terms as provided in this Offer to Exchange; however, the type of security and the number of shares covered by each New Option would be determined by the acquisition agreement between Macrovision and the acquiror based on the same principles applied to the handling of the options to acquire our common stock that are outstanding at the time of the merger or acquisition. As a result of the ratio by which our common stock may convert into an acquirer's common stock in an acquisition transaction, you may receive options for more or fewer shares of the acquiror's stock than the number of shares subject to the Eligible Options that you exchange.

     If your employment is terminated for any reason by any successor entity prior to the Grant Date, you will not receive any New Options in exchange for your Eligible Options that were cancelled. In addition, you will not have a right to the Eligible Options that you surrendered for exchange.

Q28. IF THE EXERCISE PRICE OF THE NEW OPTIONS IS HIGHER THAN THE EXERCISE PRICE OF THE ELIGIBLE OPTIONS I EXCHANGED, CAN I REVERT BACK TO MY ORIGINAL ELIGIBLE OPTIONS WITH THEIR ORIGINAL EXERCISE PRICE?

     No. Once your Eligible Options have been surrendered for exchange, it is not possible to restore or regrant them. The fair market value of Macrovision's common stock on the Grant Date cannot be predicted at this time, and it is possible that your New Options may have a higher exercise price than your Eligible Options. You will need to carefully consider the exercise price of your Eligible Options and your expectations of what the fair market value of Macrovision's common stock will be on the Grant Date, which will be no earlier than March 22, 2004.

Q29. AM I PERMITTED TO ENTER INTO A "HEDGING" TRANSACTION WITH A BROKER USING MACROVISION SECURITIES IN CONNECTION WITH THIS OFFER?

     No. Macrovision employees are not permitted to engage in trading derivative securities of Macrovision in connection with this Offer, including any hedging transactions. See our Insider Trading Policy, which is located on the Stock Administration section of Macrovision's intranet
(HTTP://INTRANET/STOCK/STOCK.HTM), for further information.

Q30. IF MY NEW OPTIONS ARE OUT-OF-THE-MONEY AFTER THE GRANT DATE, WILL THERE BE ANOTHER EXCHANGE OFFER?

     No. At this time, we do not expect to implement another exchange offer.

SPECIFIC QUESTIONS ABOUT THE POTENTIAL CONSEQUENCES OF ACCEPTING OR REJECTING THIS OFFER

Q31. WHAT HAPPENS IF I ACCEPT THIS OFFER?

     If you accept this Offer, the Eligible Options you choose to exchange will be cancelled promptly after 11:59 p.m. Pacific Time on the Expiration Date, and you will have no further right or interest in these Eligible Options. In addition, if you choose to accept this Offer, you will not be eligible to receive any other stock options, including New Options until, at the earliest, March 22, 2004. The Offer must be structured in this manner to avoid adverse accounting treatment to Macrovision.

Q32. WILL I HAVE TO PAY TAXES IF I EXCHANGE MY ELIGIBLE OPTIONS FOR NEW OPTIONS IN THIS OFFER?

     For U.S. federal income tax purposes, the exchange of Eligible Options should be treated as a non-taxable exchange and you should not recognize income upon the grant of the New Options. If you are a non-U.S. employee and you accept this Offer, please refer to Appendix C of this Offer to Exchange for information about the tax treatment in your country. In either case, we recommend that you consult with your own tax advisor to determine the full range of potential tax consequences or potential social insurance contribution consequences (for non-U.S. employees) of accepting this Offer. (See Section 12 of this Offer to Exchange if you are a U.S. employee and Appendix C of this Offer to Exchange if you are a non-U.S. employee.)

Q33. DO I HAVE TO PARTICIPATE IN THIS OFFER?

     No. Participation in this Offer is completely voluntary. If you do not accept this Offer, you do not have to submit any documents and you will keep all of your options, including your Eligible Options, and will not receive any New Options under this Offer. No changes will be made to the terms of your current options. (See Question 34 below.)

Q34. ARE THERE TAX CONSEQUENCES TO ME IF I ELECT NOT TO PARTICIPATE IN THIS
OFFER?

     You will not be subject to U.S. federal income tax if you do not elect to exchange your Eligible Options for New Options. If you are a non-U.S. employee, please refer to Appendix C of this Offer to Exchange for information about the tax treatment in your country.

SPECIFIC QUESTIONS ABOUT THE PROCESS OF EXCHANGING ELIGIBLE OPTIONS

Q35. WHEN DOES THIS OFFER EXPIRE? CAN THIS OFFER BE EXTENDED, AND IF SO, HOW WILL I KNOW IF IT IS EXTENDED?

     The Expiration Date of this Offer is Friday, September 19, 2003, at 11:59 p.m. Pacific Time, unless we extend it. Although we do not currently intend to do so, we may, in our sole discretion, extend this Offer at any time prior to the Expiration Date. If we extend this Offer, we will announce the extension no later than 6:00 a.m. Pacific Time on the day following the Expiration Date. (See
Section 14 of this Offer to Exchange.)

Q36. IF I DECIDE TO ACCEPT THIS OFFER, WHAT DO I NEED TO DO?

     If you would like to accept this Offer, you must send the Election Form by internal mail, by facsimile to (408) 567-1830 or by regular mail to Macrovision Corporation, 2830 De La Cruz Blvd., Santa Clara, California 95050, Attn: Stock Plan Analyst. If you do not return, or if we fail to receive, your Election Form by 11:59 p.m. Pacific Time on the Expiration Date, you will be deemed to have rejected this Offer. We will confirm receipt of your Election Form promptly after we receive it.

     You should carefully review this Offer to Exchange, the Summary of Terms, the Electronic Transmittal Letter, the Election Form and all related documents, before making your election.

Q37. UNDER WHAT CIRCUMSTANCES WOULD MACROVISION NOT ACCEPT MY ELIGIBLE OPTIONS FOR EXCHANGE?

     We currently expect that we will accept promptly after the Expiration Date all Eligible Options for which the election to exchange is properly completed, executed and submitted and has not been validly withdrawn. We may, however, reject any or all Election Forms or exchanged Eligible Options to the extent we determine they were not properly completed, executed and submitted, to the extent we determine it is unlawful to accept the exchanged Eligible Options or to the extent that any condition described in Section 6 of this Offer to Exchange makes it inadvisable in our reasonable judgment to proceed with this Offer. (See Sections 3, 5 and 6 of this Offer to Exchange.)

Q38. CAN I CHANGE MY PREVIOUS ELECTION PRIOR TO THE EXPIRATION DATE?

     Yes. You may change your previous election or withdraw from the Offer by properly completing, executing and submitting a new Election Form before the Expiration Date. You may change your election more than once. You must note on the Election Form where indicated that you are changing your previous election. Your last submitted Election Form will supersede any prior Election Forms you may have submitted. See the instructions in Question 36 above. (See Section 4 of this Offer to Exchange.)

Q39. IF I ELECT TO PARTICIPATE IN THIS OFFER, DO I HAVE TO RETURN MY STOCK OPTION AGREEMENTS FOR THE ELIGIBLE OPTIONS I WISH TO EXCHANGE?

     No. You do not need to return your stock option agreements as they will automatically be cancelled when we accept your Eligible Options for exchange.

Q40. WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE OFFER?

     For additional information or assistance, contact our Stock Plan Analyst, David Wight, via email at DWIGHT@MACROVISION.COM or by telephone at (408) 562-8457.

                                   THIS OFFER

1.   ELIGIBLE EMPLOYEES; NUMBER OF OPTIONS; EXPIRATION DATE.

     We are offering Eligible Employees the opportunity to exchange stock options currently outstanding under Macrovision's 2000 Equity Incentive Plan and Macrovision's 1996 Equity Incentive Plan (the "Eligible Plans") with exercise prices greater than $28.00 per share (the "Eligible Options") for new options to purchase our common stock (the "New Options") to be granted on a date (the "Grant Date"), not earlier than March 22, 2004, in accordance with specified exchange ratios as described below (the "Offer"). "Eligible Employees" are employees of Macrovision or one of our subsidiaries as of Wednesday, August 20, 2003 who hold Eligible Options and continue to be employed by Macrovision or one of our subsidiaries through 11:59 p.m. Pacific Time on September 19, 2003 (the "Expiration Date"). If we extend the period of time during which this Offer remains open, the term "Expiration Date" will refer to the latest time and date at which this Offer expires. See Section 14 of this Offer to Exchange for a description of our rights to extend, delay, terminate and amend this Offer. Members of our board of directors, as well as the other individuals listed on Appendix B to this Offer to Exchange, including our Chief Executive Officer and Chief Financial Officer, are not eligible to participate in the exchange offer. (See Appendix A for additional information concerning our executive officers and directors.)

     If you wish to accept this Offer, you are free to elect to exchange as many or as few of the Eligible Options as you like; however, you must exchange all stock options granted under each particular Eligible Option you wish to exchange. For example, if you received one grant of an Eligible Option with the right to purchase 100 shares of our common stock at an exercise price of $41.00 per share, and another grant of an Eligible Option with the right to purchase 50 shares of our common stock at an exercise price of $56.00 per share, you may elect to exchange one or both of these Eligible Options. However, you may not partially exchange an Eligible Option grant (e.g., a portion of the Eligible Option grant for 100 shares or a portion of the Eligible Option grant for 50 shares). In addition, if you elect to participate with respect to any Eligible Options, you will be required to exchange all options granted to you since February 19, 2003.

     This Offer is subject to the terms and conditions described in this Offer to Exchange, including the Summary of Terms, the Electronic Transmittal Letter and the Stock Option Exchange Election Form (the "Election Form"). We will only accept Eligible Options that are properly exchanged and not validly withdrawn, in accordance with Section 5 of this Offer to Exchange, before the Expiration Date. If you do not return, or if we fail to receive, your Election Form by 11:59 p.m. Pacific Time on the Expiration Date, you will be deemed to have rejected this Offer.

     In this Offer, each Eligible Option may be exchanged for a New Option to be granted in accordance with the exchange ratios set forth below (rounded down to the nearest whole share):

                                                            Thus, an Eligible Option to Purchase 100 Shares
      Exercise Price Range          Cancelled to New       Would be Exchanged for a New Option to Purchase:
      --------------------          ----------------       ------------------------------------------------
        $28.01 to $34.99                1.5 to 1                               66 shares
        $35.00 to $49.99                2.0 to 1                               50 shares
        $50.00 to $69.99                3.0 to 1                               33 shares
        $70.00 to $89.99                4.0 to 1                               25 shares
        $90.00 and above               10.0 to 1                               10 shares

     In addition, if you elect to participate with respect to any Eligible Options, you will be required to exchange any options granted to you since February 19, 2003 for New Options regardless of the exercise price of such options. These options will be automatically exchanged for New Options on a 1-to-1 basis. The Offer must be structured in this manner to avoid unfavorable accounting treatment.

     The New Options will not be granted until the Grant Date and will have an exercise price equal to the closing price of our common stock as reported on the Nasdaq National Market on the Grant Date. We cannot guarantee that the New Options will have a lower exercise price than the Eligible Options for which they are exchanged, because we cannot provide any assurance as to the price of our common stock in the future.

     For example, if you elect to exchange an Eligible Option representing the right to purchase 100 shares of common stock, with an exercise price of $41.00 per share, you will receive on the Grant Date a New Option representing the right to purchase 50 shares of common stock (100 divided by 2.0). As another example, if you elect to exchange an Eligible Option representing the right to purchase 50 shares of common stock with an exercise price of $56.00 per share, you will receive on the Grant Date a New Option representing the right to purchase 16 shares of common stock (50 divided by 3.0). Options will not be issued for fractional shares.

     The number of shares of common stock to be represented by the New Option will be adjusted for any stock splits, stock dividends, recapitalizations or similar transactions that may occur between the Expiration Date and the Grant Date. All New Options will be issued under either our 1996 Equity Incentive Plan or 2000 Equity Incentive Plan, whichever was applicable to the cancelled options that the New Options replace.

     ANY ELIGIBLE OPTIONS THAT YOU CHOSE TO EXCHANGE WILL BE CANCELLED ON THE EXPIRATION DATE. IF YOUR EMPLOYMENT WITH MACROVISION OR ONE OF OUR SUBSIDIARIES TERMINATES FOR ANY REASON ON OR BEFORE THE GRANT DATE, YOU WILL NOT RECEIVE ANY NEW OPTIONS IN EXCHANGE FOR YOUR ELIGIBLE OPTIONS THAT HAVE BEEN CANCELLED, NOR WILL MACROVISION RETURN OR REISSUE ANY ELIGIBLE OPTIONS THAT HAVE BEEN CANCELLED.

     We will publish a notice electronically to each Eligible Employee if we decide to take any of the following actions prior to the Expiration Date:

     o increase or decrease what we will give you in exchange for your Eligible Options;

     o increase or decrease the number of Eligible Options to be exchanged in this Offer; or

     o    extend or terminate this Offer.

     If this Offer is scheduled to expire within ten (10) business days from the date we notify you of an increase or decrease in what we will give you in exchange for your Eligible Options or in the number of Eligible Options to be exchanged in this Offer, we will extend this Offer for a period of ten (10) business days after the date the notice is published.

2.   PURPOSE OF THIS OFFER.

     Many of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our common stock as a result of volatility in our stock price over the past few years. By making this Offer, we believe we will be able to provide a proper incentive to our employees by realigning our compensation programs to more closely reflect current market and economic conditions.

     The exchange ratios and exercise price ranges were determined with the help of third-party compensation experts and on the basis of valuations under the Black-Scholes option pricing model as well as a binomial option pricing model.

     We cannot guarantee that your New Options will have a lower exercise price than your Eligible Options. The board of directors makes no recommendation as to whether or not you should exchange your Eligible Options. The board of directors recognizes that the decision to accept or reject this Offer is an individual one that should be based on a variety of factors. You should consult with your personal outside advisor(s) if you have questions about your financial or tax situation.

3.   PROCEDURES.

     MAKING YOUR ELECTION. In order to make your election to accept this Offer, you must send the Election Form by internal mail, by facsimile to (408) 567-1830 or by regular mail to Macrovision Corporation, 2830 De La Cruz Blvd., Santa Clara, California 95050, Attn: Stock Plan Analyst, for receipt by 11:59 p.m. Pacific Time on the Expiration Date.

     If you do not return, or if we fail to receive, your Election Form by 11:59 p.m. Pacific Time on the Expiration Date, you will be deemed to have rejected this Offer.

     You do not need to return your stock option agreements as they will be automatically cancelled if we accept your Eligible Options for exchange.

     DETERMINATION OF VALIDITY; REJECTION OF OPTIONS; WAIVER OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS. We will determine, in our sole discretion, all questions as to the number of shares subject to Eligible Options and the validity, form, eligibility (including time of receipt) and acceptance of your Election Form. Our determination of these matters will be final and binding on all parties. We may reject any or all Election Forms or exchanged Eligible Options to the extent that we determine they were not properly completed, executed and submitted, to the extent that we determine it is unlawful to accept the Eligible Options for exchange or to the extent that any condition described in Section 6 of this Offer to Exchange makes it inadvisable in our reasonable judgment to proceed with this Offer. Otherwise, we will properly accept and timely exchange Eligible Options that are not validly withdrawn. We may waive any of the conditions of this Offer or any error in any Election Form with respect to any particular Eligible Options or any particular Eligible Employee. No Eligible Options will be accepted for exchange until the Eligible Employee exchanging the Eligible Options has cured all errors or any such conditions or errors have been waived by us. Neither we nor any other person is obligated to give notice of any errors involved in the exchange of any Eligible Options, and no one will be liable for failing to give notice of any errors.

     OUR ACCEPTANCE CONSTITUTES AN AGREEMENT. If you elect to exchange your Eligible Options according to the procedures described above, you will have accepted this Offer. Our acceptance of your Eligible Options that are properly exchanged will form a binding agreement between us and you on the terms and subject to the conditions of this Offer.

     Subject to our rights to extend, terminate and amend this Offer, we currently expect that we will accept promptly after the Expiration Date all properly and timely submitted elections to exchange Eligible Options that have not been validly withdrawn.

4.   CHANGE IN ELECTION.

     You may only change your election by following the procedures described in this Section 4.

     You may change your election at any time by 11:59 p.m. Pacific Time on the Expiration Date. If we extend this Offer beyond that time, you may change your election at any time until the extended Expiration Date. Additionally, in accordance with the legal requirements for tender offers, you may withdraw any options you elected to exchange if after forty (40) business days after the commencement of this Offer, we have not yet closed this Offer and we have not accepted for exchange all Eligible Options you elected to exchange. The date of the fortieth (40th) business day after the commencement of this Offer is October 16, 2003.

     If you previously elected to accept this Offer and you would like to change your election, you must properly complete, execute and deliver a new Election Form by internal mail, by facsimile to (408) 567-1830 or by regular mail to Macrovision Corporation, 2830 De La Cruz Blvd., Santa Clara, California 95050,
Attn: Stock Plan Analyst, for receipt by 11:59 p.m. Pacific Time on the Expiration Date.

     You may change your election more than once. You must note on the Election Form where indicated that you are changing your previous election. Your last submitted Election Form will supersede any prior Election Forms you may have submitted.

     If you have questions regarding the process for changing your Election Form, contact our Stock Plan Analyst, David Wight, via email at
DWIGHT@MACROVISION.COM or by telephone at (408) 562-8457.

     Neither we nor any other person is obligated to give notice of any errors in any change to your Election Form, and no one will be liable for failing to give notice of any errors. We will determine, in our sole discretion, all questions as to the form and validity, including time of receipt, of any change to your Election Forms. Our determinations of these matters will be final and binding on all parties.

5. ACCEPTANCE OF OPTIONS FOR EXCHANGE AND CANCELLATION AND ISSUANCE OF NEW OPTIONS.

     On the terms and subject to the conditions of this Offer, promptly following the Expiration Date we will accept for exchange and cancellation all Eligible Options for which an exchange election is properly made and not validly withdrawn as of the Expiration Date. The New Options will be granted, at the earliest, on March 22, 2004. The board of directors and compensation committee retain the discretion to determine the Grant Date.

     Promptly after the Expiration Date, we will give you an electronic notice of our acceptance for exchange and cancellation for each Eligible Option for which an exchange election is validly made and not properly withdrawn as of the Expiration Date. If you receive notice of our acceptance for exchange and cancellation of each Eligible Option for which an exchange election is validly made and not properly withdrawn, you may assume that your properly executed and delivered Election Form has been accepted as of the Expiration Date.

6.   CONDITIONS OF THIS OFFER.

     We will not be required to accept any Eligible Options that you elect to exchange, upon the occurrence of one or more of the conditions described below. We may terminate or amend this Offer, or postpone our acceptance and cancellation of any Eligible Options that you elect to exchange, in each case, if, at any time on or after the date hereof, and by 11:59 p.m. Pacific Time on the Expiration Date, we determine that any condition described below has occurred that, in our reasonable judgment, makes it inadvisable for us to proceed with this Offer or to accept and cancel Eligible Options that you elect to exchange. These conditions are as follows:

     o if any action or proceeding by any government agency, authority or tribunal or any other person, domestic or foreign, is pending before any court, authority, agency or tribunal that challenges the making of this Offer, the acquisition of some or all of the exchanged Eligible Options, the issuance of New Options, or otherwise relates to this Offer or that, in our reasonable judgment, could materially and adversely affect our business, condition (financial or other), income, operations or prospects;

     o if any action is pending or taken, or any approval is withheld, by any court or any authority, agency or tribunal, domestic or foreign, that, in our reasonable judgment, would:

          (a) make it illegal for us to accept for exchange and cancellation some or all of the Eligible Options or to issue some or all of the New Options or otherwise restrict or prohibit consummation of this Offer or otherwise relate to this Offer;

          (b) delay or restrict our ability, or render us unable, to accept the Eligible Options for exchange and cancellation or to issue New Options for some or all of the exchanged Eligible Options; or

          (c) materially and adversely affect our business, condition (financial or other), income, operations or prospects;

     o    if there is:

          (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market; or

          (b) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

     o if another person publicly makes or proposes a tender or exchange offer for some or all of our common stock, or an offer to merge with or acquire us, or we learn that:

          (a) any person, entity or "group," within the meaning of Section 13(d)(3) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), has acquired or proposes to acquire beneficial ownership of more than 5% of the outstanding shares of our common stock, or any new group has been formed that beneficially owns more than 5% of the outstanding shares of our common stock, other than a person, entity or group that has filed a Schedule 13D or Schedule 13G with the U.S. Securities and Exchange Commission (the "SEC") on or before the Expiration Date;

          (b)  any person, entity or group that has filed a Schedule 13D or
               Schedule 13G with the SEC on or before the Expiration Date has acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares of our common stock; or

          (c) any person, entity or group has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or made a public announcement that it intends to acquire us or any of our assets or securities; or

     o if any of the following change or changes occur in our business, condition (financial or other), assets, income, operations, prospects or stock ownership:

          (a) litigation or other proceedings are instituted against us, or any of our officers or members of our board of directors in their capacities as such, before or by any federal, state or local court, commission, regulatory body, administrative agency or other governmental or legislative body, domestic or foreign, in which an unfavorable ruling, decision, action, order, decree or finding resulting from such litigation or proceeding would materially and adversely affect Macrovision collectively with our subsidiaries;

          (b) a material loss or interference with our business or properties from fire, explosion, flood or other casualty, whether or not covered by insurance, or from any labor dispute;

          (c) a substantial decline or increase in our stock price or significant volatility in the market price of our stock (e.g., 30% or greater) resulting from any number of factors such as fluctuations in our operating results, developments in proprietary rights or general market conditions that could, in our reasonable judgment, have a material adverse effect on the business, condition (financial or other), operations or prospects of Macrovision or our subsidiaries or on the trading in our common stock;

          (d) the suspension of trading in our equity securities by the SEC or by the Nasdaq Stock Market; or

          (e) a material change in the prospects for our business resulting from any number of factors such as fluctuations in our operating results, developments in proprietary rights, general market conditions, a material adverse change in the financial or securities markets in the United States or elsewhere, or in political, financial or economic conditions in the United States or elsewhere, or any outbreak or material escalation of foreign or domestic hostilities or other calamity or crisis that could, in our reasonable judgment, have a material adverse effect on the business, condition (financial or other), operations or prospects of Macrovision or our subsidiaries or on the trading in our common stock; or

     o if we are required to extend the Expiration Date beyond Friday, September 19, 2003 as a result of action or determination by the SEC or other regulatory authority.

     We may assert these conditions in our sole discretion before the Expiration Date and we may waive them at any time before the Expiration Date, whether or not we waive any other condition to this Offer. Should we decide to waive or assert any of the conditions to this Offer, we must do so by 11:59 p.m. Pacific Time on the Expiration Date.

     Our failure to exercise any of these rights is not a waiver of any of these rights. The waiver of any particular right is not, and will not be construed as, the waiver of any other right. However, once we choose to waive a particular right, we may not reassert that particular right with respect to the same event again in this Offer. Any determination we make concerning the events described in this Section 6 will be final and binding on all Eligible Employees.

     We currently expect that we will accept all Eligible Options that are properly submitted to be exchanged and have not been validly withdrawn.

7.   PRICE RANGE OF COMMON STOCK.

     There is no established trading market for the Eligible Options. The securities underlying the Eligible Options are shares of our common stock. Our common stock is quoted on the Nasdaq National Market under the symbol "MVSN." The following table shows, for the periods indicated, the high and low sale prices per share of our common stock as reported by the Nasdaq National Market.


                                               HIGH            LOW
                                           ------------    -----------

     YEAR ENDED DECEMBER 31, 2001
     First Quarter                         $      75.81    $     34.50
     Second Quarter                               68.50          36.75
     Third Quarter                                71.31          28.41
     Fourth Quarter                               39.92          23.72
     YEAR ENDED DECEMBER 31, 2002
     First Quarter                         $      38.02    $     22.83
     Second Quarter                               27.12          11.66
     Third Quarter                                14.99           8.98
     Fourth Quarter                               20.70           9.76
     YEAR ENDING DECEMBER 31, 2003
     First Quarter                         $      17.67    $     10.89
     Second Quarter                               21.32          11.62
     Third Quarter (through August 18)            23.50          18.79


     As of Wednesday, August 18, 2003 the last reported sale price of our common stock, as reported on the Nasdaq National Market, was $19.09 per share.

     The number of shares of our common stock outstanding as of August 18, 2003 was 48,868,199.

     WE CANNOT GUARANTEE THAT THE NEW OPTIONS WILL HAVE A LOWER EXERCISE PRICE THAN THE ELIGIBLE OPTIONS. WE RECOMMEND THAT YOU OBTAIN CURRENT MARKET QUOTATIONS FOR OUR COMMON STOCK BEFORE DECIDING WHETHER TO ELECT TO EXCHANGE YOUR ELIGIBLE OPTIONS.

8.   SOURCE AND AMOUNT OF CONSIDERATION; TERMS OF NEW OPTIONS.

     CONSIDERATION. In this Offer, each Eligible Option may be exchanged for a New Option to be granted in accordance with the exchange ratios set forth below (rounded down to the nearest whole share):

                                                            Thus, an Eligible Option to Purchase 100 Shares
      Exercise Price Range          Cancelled to New       Would be Exchanged for a New Option to Purchase:
      --------------------          ----------------       ------------------------------------------------
        $28.01 to $34.99                1.5 to 1                               66 shares
        $35.00 to $49.99                2.0 to 1                               50 shares
        $50.00 to $69.99                3.0 to 1                               33 shares
        $70.00 to $89.99                4.0 to 1                               25 shares
        $90.00 and above               10.0 to 1                               10 shares

     In addition, if you elect to participate, you will be required to exchange any options granted since February 19, 2003 for New Options regardless of the exercise price of such options. These options will be automatically exchanged for New Options on a 1-to-1 basis. The Offer must be structured in this manner to avoid unfavorable accounting treatment.

     For example, if you elect to exchange an Eligible Option representing the right to purchase 100 shares of common stock, with an exercise price of $41.00 per share, you will receive on the Grant Date a New Option representing the right to purchase 50 shares of common stock (100 divided by 2.0). As another example, if you elect to exchange an Eligible Option representing the right to purchase 50 shares of common stock with an exercise price of $56.00 per share, you will receive on the Grant Date a New Option representing the right to purchase 16 shares of common stock (50 divided by 3.0).

     The New Options will have an exercise price equal to the closing price of our common stock as reported on the Nasdaq National Market on the Grant Date. We cannot guarantee that the New Options will have a lower exercise price than the Eligible Options for which they are exchanged because we can provide no assurance as to the price of our common stock in the future.

     The number of shares of common stock to be represented by New Options will be adjusted for any stock splits, stock dividends, recapitalizations or similar transactions that may occur between the Expiration Date and the Grant Date. All New Options will be issued under either our 1996 Equity Incentive Plan or 2000 Equity Incentive Plan, whichever was applicable to the cancelled options that the New Options replace.

     As of August 18, 2003, a total of 6,992,374 shares of our common stock were issuable upon the exercise of Eligible Options. No options to purchase shares of our common stock have been granted to Eligible Employees since February 19, 2003. If we receive and accept for exchange all outstanding Eligible Options, we will grant New Options to purchase a total of approximately 677,296 shares of our common stock. The common stock issuable upon exercise of the New Options would equal approximately 1.4% of the total shares of our common stock outstanding, which is based on a total of 48,868,199 shares outstanding as of August 18, 2003.

     MERGER OR ACQUISITION OF MACROVISION. Although we are not anticipating any such merger or acquisition, if Macrovision merges with or is acquired by another entity between the Expiration Date and the Grant Date, then the resulting entity will be bound to grant the New Options under the same terms as provided in the Offer to Exchange; however, the type of security and the number of shares covered by each New Option would be determined by the acquisition agreement between Macrovision and the acquiror based on the same principles applied to the handling of the options to acquire our common stock that are outstanding at the time of the merger or acquisition. As a result of the ratio by which our common stock may convert into an acquirer's common stock in an acquisition transaction, you may receive options for more or fewer shares of the acquiror's stock than the number of shares subject to the Eligible Options that you exchange.

     If you are not hired by any successor entity or if your employment with any successor entity terminates for any reason prior to the Grant Date, then you will not receive any New Options in exchange for your Eligible Options that are cancelled. In addition, you will not have any right to the Eligible Options that you surrendered for exchange.

     If Macrovision merges with or is acquired by another entity following the Grant Date, then the acquiring entity will either assume Macrovision's rights and obligations under the outstanding New Options or substitute for outstanding New Options substantially equivalent options of the acquiring entity's stock. If the acquiring entity does not assume the outstanding New Options or substitute substantially equivalent options, the New Options would terminate to the extent not exercised prior to the change of control, in accordance with the terms of our 1996 Equity Incentive Plan or 2000 Equity Incentive Plan, whichever was applicable to the cancelled Eligible Options that the New Options replace.

     TERMS OF NEW OPTIONS. All New Options will be issued under either our 1996 Equity Incentive Plan or 2000 Equity Incentive Plan, whichever was applicable to the cancelled Eligible Options that the New Options replace. New Option agreements will be executed between each Eligible Employee who accepts this Offer and Macrovision. The New Option agreements will not permit you to exercise your New Option prior to the time the

New Option vests. The New Options will have a term of five (5) years from the Grant Date, as long as you remain employed with Macrovision or one of our subsidiaries during such term.

     The following description of our stock option plans and the New Option agreement is a summary of material terms only. The following describes only those Macrovision stock option plans under which Eligible Options have been granted or New Options will be granted. We plan to file the S-8 Registration Statement for our 2000 Equity Incentive Plan with the SEC and finalize the related prospectus in August 2003. Our 1996 Equity Incentive Plan and 2000 Equity Incentive Plan may be found on Macrovision's intranet (HTTP://INTRANET/STOCK/STOCK.HTM) or contact our Stock Plan Analyst, David Wight, via email at DWIGHT@MACROVISION.COM or by telephone at (408) 562-8457 to request copies of any of our stock option plans, their related prospectuses and stock option agreements. Please note, the stock option agreements may be changed with the approval of our board of directors or the compensation committee of the board of directors prior to the Grant Date.

GENERAL.

     All of the Eligible Options have been issued pursuant to our 1996 Equity Incentive Plan and 2000 Equity Incentive Plan (collectively, the "Eligible Plans," or the "Plans"). As of August 18, 2003, there were 6,992,374 shares of common stock issuable upon the exercise of outstanding options issued under the Eligible Plans, of which a total of 1,560,673 shares of our common stock were issuable upon the exercise of Eligible Options. No options to purchase shares of our common stock have been granted to Eligible Employees since February 19, 2003. If we receive and accept for exchange all outstanding Eligible Options, we will grant New Options to purchase a total of approximately 677,296 shares of our common stock.

     Our stockholders previously approved our 1996 Equity Incentive Plan and 2000 Equity Incentive Plan, under which we are authorized to grant incentive and nonstatutory stock options to employees and consultants (including executive officers).

     As of August 18, 2003, options to purchase 1,536,695 shares of common stock were outstanding under our 1996 Equity Incentive Plan and options to purchase 5,455,679 shares were outstanding under our 2000 Equity Incentive Plan.

     Both the 1996 Equity Incentive Plan and the 2000 Equity Incentive Plan will continue until the earlier of (1) the Plans' termination by our board of directors or (2) the date on which all of the shares available for issuance have been issued and restrictions on issued shares have lapsed. As of August 18, 2003, options to purchase 3,792,212 shares of common stock had been granted under the 1996 Equity Incentive Plan and 16,222 shares remained available for grant under the 1996 Equity Incentive Plan. As of August 18, 2003, options to purchase 6,917,219 shares of common stock had been granted under the 2000 Equity Incentive Plan and 4,247,276 shares remained available for grant under the 2000 Equity Incentive Plan. In addition, any shares subject to options outstanding under the Eligible Plans that expire or terminate unexercised, including any shares cancelled in the Offer, will automatically become available for issuance under the Plan the options were originally granted under.

     Each New Option will be a nonstatutory stock option, whether or not the applicable Eligible Option was intended to qualify as an incentive stock option.

     ADMINISTRATION. The 1996 Equity Incentive Plan and 2000 Equity Incentive Plan are administered by our compensation committee of the board of directors. Our compensation committee consists entirely of independent outside directors who are appointed and may be removed by the board of directors. The compensation committee has full power to construe or interpret the Plans and any awards issued under the Plans and to supervise the administration of the Plans.

     TERM. Each New Option will expire five (5) years from the Grant Date.

     TIME OF EXERCISE. You may NOT exercise any portion of a New Option during the one-year period following the Grant Date, but you may generally exercise any vested portion of such New Option at any time thereafter.

     Employees subject to blackout periods or other restrictions under our insider trading policy may have to wait to sell all or any portion of the shares received on exercise of their New Options.

     If your continuous employment with Macrovision or one of our subsidiaries terminates, the time in which you may exercise your New Option will be shortened. If your employment with Macrovision or one of our subsidiaries terminates for any reason other than for cause, your death or permanent disability, you will generally have three (3) months after your termination date in which to exercise any vested portion of your New Option.

     If your employment with Macrovision or one of our subsidiaries terminates as a result of your death or permanent disability, the New Option will generally remain exercisable for twelve (12) months. If your employment with Macrovision or one of our subsidiaries is terminated for cause, your New Option will terminate immediately unless otherwise required by applicable law.

     Notwithstanding the foregoing, your New Option agreement might provide for shorter or longer post-termination exercise periods. However, under no circumstances may you exercise the New Option more than five (5) years from the Grant Date unless otherwise required by applicable law.

     EXERCISE PRICE. The New Options will have an exercise price equal to the closing price of our common stock as reported on the Nasdaq National Market on the Grant Date. WE CANNOT GUARANTEE THAT THE NEW OPTIONS WILL HAVE A LOWER EXERCISE PRICE THAN THE ELIGIBLE OPTIONS. WE RECOMMEND THAT YOU OBTAIN CURRENT MARKET QUOTATIONS FOR OUR COMMON STOCK BEFORE DECIDING WHETHER TO ELECT TO EXCHANGE YOUR ELIGIBLE OPTIONS.

     VESTING AND EXERCISE. Except in certain countries outside of the United States as determined by Macrovision, the New Options will be subject to a three-year vesting schedule, with one-sixth (1/6th) of the New Option shares available for exercise on or after the first anniversary of the Grant Date, and an additional five one hundred forty-fourths (5/144th) of the New Option shares available for exercise each month thereafter through the third anniversary of the Grant Date. Thus, if a New Option representing the right to purchase 1000 shares of common stock is granted on March 22, 2004, such New Option would vest as to 167 shares on March 22, 2005 and approximately 35 shares on the 22nd day of each month thereafter, until March 22, 2007, when such New Option will be fully vested.

     Employees will have the choice to exercise their New Options after they have vested and within the time periods specified under "Time of Exercise" above. Options will only vest if the optionee remains a Macrovision employee. Options that are not vested at termination of employment cannot be exercised and will be forfeited. The New Options will be completely unvested on the date of grant, regardless of whether the surrendered options were partially or completely vested.

     TAX CONSEQUENCES. If you are employed in the United States, you should refer to Section 12 of this Offer to Exchange for a general discussion of the U.S. federal income tax consequences of the New Options and the Eligible Options, as well as the consequences of accepting or rejecting the New Options under this Offer. If you are employed outside the United States, please refer to Appendix C of this Offer to Exchange entitled "A Guide to International Issues" for a general discussion of the foreign tax consequences of the New Options and the Eligible Options, as well as the consequences of accepting or rejecting the New Options under this Offer under the laws of the country in which you are employed. In either case, we recommend that you consult with your own tax advisor to determine the full range of potential tax consequences of accepting this Offer.

     REGISTRATION OF OPTION SHARES. All shares of common stock issuable upon exercise of options under the Plans, including the shares that will be issuable upon exercise of all New Options, will be registered under the Securities Act of 1933. Unless you are considered an "affiliate" of Macrovision, you will be able to sell your New Option shares free of any transfer restrictions under applicable securities laws. Employees subject to blackout periods or other restrictions under our insider trading policy may have to wait to sell all or any portion of the shares received on exercise of their New Options.

9. INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS; TRANSACTIONS AND ARRANGEMENTS INVOLVING THE OPTIONS.

     A list of executive officers and members of our board of directors is attached to this Offer to Exchange as Appendix A. Members of our board of directors, as well as the other individuals listed on Appendix B to this Offer to Exchange, including our Chief Executive Officer and Chief Financial Officer, are not eligible to participate in the exchange offer.

     As of August 18, 2003, all of our executive officers and members of our board of directors (12 persons) as a group held options outstanding under our stock option plans to purchase a total of 2,102,155 shares of our common stock. This represented approximately 28.5 % of the shares subject to all options outstanding under all of our stock option plans.

     The following list contains, to the best of our knowledge, the only transactions that our executive officers, members of our board of directors, or their affiliates engaged in which involved options to purchase our common stock or involved a purchase or sale of our common stock since June 19, 2003:

     o On June 19, 2003, Matthew Christiano sold 800 shares of our common stock at a price of $21.065 per share, 1,600 shares of our common stock at a price of $20.990 per share, and 800 shares of our common stock at a price of $21.068 per share.
     o On June 20, 2003, Matthew Christiano sold 800 shares of our common stock at a price of $20.386 per share, 1,600 shares of our common stock at a price of $20.307 per share, and 800 shares of our common stock at a price of $20.387 per share.
     o On June 23, 2003, Matthew Christiano sold 800 shares of our common stock at a price of $20.483 per share, 1,600 shares of our common stock at a price of $20.469 per share, and 800 shares of our common stock at a price of $20.482 per share.
     o On June 24, 2003, Matthew Christiano sold 3,200 shares of our common stock at a price of $20.139 per share.
     o On June 25, 2003, Matthew Christiano sold 800 shares of our common stock at a price of $20.372 per share, 1,600 shares of our common stock at a price of $20.369 per share, and 800 shares of our common stock at a price of $20.371 per share.
     o On June 26, 2003, Matthew Christiano sold 1,600 shares of our common stock at a price of $20.553 per share, and 1,600 shares of our common stock at a price of $20.526 per share.
     o On June 27, 2003, Matthew Christiano sold 1,600 shares of our common stock at a price of $20.354 per share, and 1,600 shares of our common stock at a price of $20.343 per share.
     o On June 30, 2003, Matthew Christiano sold 1,600 shares of our common stock at a price of $19.678 per share, and 1,600 shares of our common stock at a price of $19.949 per share.
     o On July 1, 2003, Matthew Christiano sold 1,600 shares of our common stock at a price of $19.759 per share, and 1,600 shares of our common stock at a price of $19.954 per share.
     o On July 1, 2003, William A. Krepick sold 5,000 shares of our common stock at a price of $19.84 per share.
     o On July 2, 2003, Matthew Christiano sold 800 shares of our common stock at a price of $20.691 per share, 1,600 shares of our common stock at a price of $20.696 per share, and 800 shares of our common stock at a price of $20.693 per share.
     o On July 3, 2003, Matthew Christiano sold 800 shares of our common stock at a price of $21.217 per share, 1,600 shares of our common stock at a price of $21.179 per share, and 800 shares of our common stock at a price of $21.137 per share.
     o On July 7, 2003, Matthew Christiano sold 1,600 shares of our common stock at a price of $21.101 per share, and 1,600 shares of our common stock at a price of $21.10 per share.
     o On July 8, 2003, Matthew Christiano sold 1,600 shares of our common stock at a price of $21.664 per share, and 1,600 shares of our common stock at a price of $21.678 per share.
     o On July 9, 2003, Matthew Christiano sold 800 shares of our common stock at a price of $21.765 per share, 1,600 shares of our common stock at a price of $21.655 per share, and 800 shares of our common stock at a price of $21.792 per share.
     o On July 10, 2003, Matthew Christiano sold 1,600 shares of our common stock at a price of $21.918 per share, and 1,600 shares of our common stock at a price of $21.888 per share.

     o On July 11, 2003, Matthew Christiano sold 1,600 shares of our common stock at a price of $22.789 per share, and 1,600 shares of our common stock at a price of $22.778 per share.
     o On July 14, 2003, Matthew Christiano sold 800 shares of our common stock at a price of $23.252 per share, 1,600 shares of our common stock at a price of $23.261 per share, and 800 shares of our common stock at a price of $23.25 per share.
     o On July 15, 2003, Matthew Christiano sold 800 shares of our common stock at a price of $23.173 per share, 1,600 shares of our common stock at a price of $23.119 per share, and 800 shares of our common stock at a price of $23.169 per share.
     o On July 16, 2003, Matthew Christiano sold 800 shares of our common stock at a price of $23.257 per share, 1,600 shares of our common stock at a price of $23.122 per share, and 800 shares of our common stock at a price of $23.26 per share.
     o On July 17, 2003, Matthew Christiano sold 800 shares of our common stock at a price of $22.406 per share, 1,600 shares of our common stock at a price of $22.324 per share, and 800 shares of our common stock at a price of $22.41 per share.
     o On July 18, 2003, Matthew Christiano sold 1,600 shares of our common stock at a price of $21.915 per share, and 1,600 shares of our common stock at a price of $21.881 per share.
     o On July 21, 2003, Matthew Christiano sold 1,600 shares of our common stock at a price of $22.428 per share, and 1,600 shares of our common stock at a price of $22.409 per share.
     o On July 22, 2003, Matthew Christiano sold 800 shares of our common stock at a price of $21.36 per share, 1,600 shares of our common stock at a price of $21.303 per share, and 800 shares of our common stock at a price of $21.361 per share.
     o On July 23, 2003, Matthew Christiano sold 800 shares of our common stock at a price of $21.793 per share, 1,600 shares of our common stock at a price of $21.641 per share, and 800 shares of our common stock at a price of $21.795 per share.
     o On July 23, 2003, William A. Krepick was granted an option to purchase 166,667 shares of our common stock at an exercise price per share of $21.35.
     o On July 23, 2003, Ian R. Halifax was granted an option to purchase 50,000 shares of our common stock at an exercise price per share of $21.35.
     o On July 23, 2003, Brian R. Dunn was granted an option to purchase 50,000 shares of our common stock at an exercise price per share of $21.35.
     o On July 23, 2003, Carol Flaherty was granted an option to purchase 35,000 shares of our common stock at an exercise price per share of $21.35.
     o On July 24, 2003, Matthew Christiano sold 800 shares of our common stock at a price of $21.364 per share, 1,600 shares of our common stock at a price of $21.321 per share, and 800 shares of our common stock at a price of $21.365 per share.
     o On July 25, 2003, Matthew Christiano sold 1,600 shares of our common stock at a price of $21.512 per share, and 1,600 shares of our common stock at a price of $21.505 per share.
     o On July 28, 2003, Matthew Christiano sold 1,600 shares of our common stock at a price of $22.772 per share, and 1,600 shares of our common stock at a price of $22.761 per share.
     o On July 29, 2003, Matthew Christiano sold 1,600 shares of our common stock at a price of $22.792 per share, and 1,600 shares of our common stock at a price of $22.723 per share.
     o On July 30, 2003, Matthew Christiano sold 1,600 shares of our common stock at a price of $22.048 per share, and 1,600 shares of our common stock at a price of $22.024 per share.
     o On July 31, 2003, Matthew Christiano sold 1,600 shares of our common stock at a price of $22.181 per share, and 1,600 shares of our common stock at a price of $22.135 per share.
     o On July 31, 2003, William A. Krepick acquired 892 shares of our common stock at a price of $9.367 per share.
     o On July 31, 2003, Ian R. Halifax acquired 1,180 shares of our common stock at a price of $9.367 per share.
     o On July 31, 2003, Steven Weinstein acquired 1,070 shares of our common stock at a price of $9.367 per share.
     o On July 31, 2003, Dan Stickel acquired 400 shares of our common stock at a price of $9.367 per share.

     o On July 31, 2003, Carol Flaherty acquired 1,993 shares of our common stock at a price of $9.367 per share.
     o On July 31, 2003, Brian R. Dunn acquired 1,095 shares of our common stock at a price of $9.367 per share.
     o On August 1, 2003, Matthew Christiano sold 800 shares of our common stock at a price of $23.048 per share, 1,600 shares of our common stock at a price of $22.923 per share, and 800 shares of our common stock at a price of $23.051 per share.
     o On August 1, 2003, William A. Krepick sold 5,000 shares of our common stock at a price of $22.99 per share.
     o On August 1, 2003, Brian R. Dunn sold 1,510 shares of our common stock at a price of $22.50 per share.
     o On August 4, 2003, Matthew Christiano sold 800 shares of our common stock at a price of $22.915 per share, 1,600 shares of our common stock at a price of $22.193 per share, 800 shares of our common stock at a price of $22.195 per share, and 100,000 shares of our common stock at a price of $21.755 per share.
     o On August 5, 2003, Matthew Christiano sold 1,600 shares of our common stock at a price of $21.47 per share, 1,600 shares of our common stock at a price of $21.398 per share, and 1,000 shares of our common stock at a price of $21.999 per share.
     o On August 6, 2003, Matthew Christiano sold 800 shares of our common stock at a price of $21.025 per share, 1,600 shares of our common stock at a price of $20.927 per share, and 800 shares of our common stock at a price of $21.028 per share.
     o On August 7, 2003, Matthew Christiano sold 1,600 shares of our common stock at a price of $18.699 per share.
     o On August 8, 2003, Matthew Christiano sold 1,600 shares of our common stock at a price of $19.152 per share.
     o On August 11, 2003, Matthew Christiano sold 800 shares of our common stock at a price of $19.439 per share, and 800 shares of our common stock at a price of $19.449 per share.
     o On August 12, 2003, Matthew Christiano sold 1600 shares of our common stock at a price of $19.159 per share.
     o On August 13, 2003, Matthew Christiano sold 1,600 shares of our common stock at a price of $19.376 per share.
     o On August 14, 2003, Matthew Christiano sold 800 shares of our common stock at a price of $19.218 per share, and 800 shares of our common stock at a price of $19.299 per share.
     o On August 15, 2003, Matthew Christiano sold 1,600 shares of our common stock at a price of $18.645 per share.
     o On August 18, 2003, Matthew Christiano sold 1,600 shares of our common stock at a price of $18.909 per share.

     There is no agreement, arrangement or understanding between the Company, or, to the best of our knowledge, any of our directors or executive officers, and any other person for the purchase or acquisition from Macrovision of any of our securities, except for the following as of August 18, 2003:

     o Outstanding options to purchase an aggregate of 379,536 shares of our common stock pursuant to our 1996 Directors Stock Option Plan;
     o Outstanding options to purchase an aggregate of 1,536,695 share of our common stock pursuant to our 1996 Equity Incentive Plan;
     o Outstanding options to purchase an aggregate of 5,455,679 shares of our common stock pursuant to our 2000 Equity Incentive Plan; and
     o An aggregate of up to 2,310,000 shares of our common stock reserved for issuance to our employees under our 1996 Employee Stock Purchase Plan, of which an aggregate of 1,584,380 shares remain available for issuance.

10. STATUS OF OPTIONS ACQUIRED BY US IN THIS OFFER; ACCOUNTING CONSEQUENCES OF THIS OFFER.

     Eligible Options that we acquire in connection with this Offer will be cancelled and the shares of common stock that may be purchased under such Eligible Options will become available for issuance under the Eligible Plans without further stockholder action, except as required by applicable law or the rules of the Nasdaq National Market or any other securities quotation system or any stock exchange on which our common stock is then quoted or listed. We believe that we will not recognize any charges in our financial statements as a result of this Offer.

11.  LEGAL MATTERS; REGULATORY APPROVALS.

     We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by this Offer, or of any approval or other action by any government or regulatory authority or agency, other than SEC review and certain other international filings, that is required for the acquisition or ownership of the New Options as described in this Offer. If any other approval or action should be required, we presently intend to seek the approval or take the action. This could require us to delay the acceptance of any Eligible Options that you elect to exchange. We cannot assure you that we would be able to obtain any required approval or take any other required action. Our failure to obtain any required approval or take any required action might result in harm to our business. Our obligation under this Offer to accept exchanged Eligible Options and to issue New Options is subject to the conditions described in Section 6 of this Offer to Exchange.

12.  MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES.

     The following is a general summary of the material U.S. federal income tax consequences of the exchange of Eligible Options under this Offer. If you are employed outside the United States, you should refer to Appendix C of this Offer to Exchange entitled "A Guide to International Issues" for a general summary of the tax consequences of the exchange of Eligible Options under this Offer in your country. In either case, we recommend that you consult with your tax advisor to determine the tax consequences or social insurance contribution consequences of the Offer. This discussion is based on the Internal Revenue Code, its legislative history, Treasury Regulations and administrative and judicial interpretations as of the date of this Offer, all of which may change, possibly on a retroactive basis. THIS SUMMARY DOES NOT DISCUSS ALL OF THE TAX CONSEQUENCES THAT MAY BE RELEVANT TO YOU IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES, NOR IS IT INTENDED TO APPLY IN ALL RESPECTS TO ALL CATEGORIES OF ELIGIBLE EMPLOYEES.

     FEDERAL INCOME TAX CONSEQUENCES OF NONSTATUTORY STOCK OPTIONS. You should not be subject to any current income tax if you elect to exchange your nonstatutory stock options for New Options.

     All of the New Options you will be issued in exchange for your Eligible Options will be nonstatutory stock options. Nonstatutory stock options are not eligible for favorable tax treatment applicable to incentive stock options as described below.

     Under current law, you will not realize taxable income upon the grant of a nonstatutory stock option. However, when you exercise the option, the difference between the exercise price of the option and the fair market value of the shares subject to the option on the date of exercise will be treated as taxable compensation income to you, and you will be subject to withholding of income and employment taxes at that time. We will be entitled to a tax deduction equal to the amount of compensation income taxable to you.

     If you exchange shares in payment of part or all of the exercise price of a nonstatutory stock option, no gain or loss will be recognized with respect to the shares exchanged, regardless of whether the shares were acquired pursuant to the exercise of an incentive stock option, and you will be treated as receiving an equivalent number of shares pursuant to the exercise of the option in a nontaxable exchange. The tax basis of the shares exchanged will be treated as the substituted tax basis for an equivalent number of shares received, and the new shares will be treated as having been held for the same holding period as the holding period that expired with respect to the transferred shares. The difference between the aggregate exercise price and the aggregate fair market value of the shares received pursuant to the exercise of the option will be taxed as ordinary income, just as if you had paid the exercise price in cash.

     The subsequent sale of the shares acquired pursuant to the exercise of a nonstatutory stock option generally will give rise to capital gain or loss equal to the difference between the sale price and the sum of the exercise price paid for the shares plus the ordinary income recognized with respect to the shares, and these capital gains or losses will be treated as long term capital gains or losses if you held the shares for more than one year following exercise of the option.

     FEDERAL INCOME TAX CONSEQUENCES OF INCENTIVE STOCK OPTIONS. You should not be subject to any current income tax if you elect to exchange your incentive stock options for New Options.

     All of the New Options you will be issued in exchange for your Eligible Options that are incentive stock options will be nonstatutory stock options. Unlike incentive stock options, nonstatutory stock options are not eligible for certain favorable tax treatment.

     We do not believe that this Offer will change any of the terms of your Eligible Options if you do not accept this Offer.

     Under current law, you did not realize taxable income when incentive stock options were granted to you under the Eligible Plans. In addition, you generally will not realize taxable income when you exercise an incentive stock option. However, your alternative minimum taxable income will be increased by the amount that the aggregate fair market value of the shares you can purchase under the option, which is generally determined as of the date you exercise the option, exceeds the aggregate exercise price of the option. Except in certain circumstances that are described in the Plans and in your option agreement, such as your death or disability, if an option is exercised more than three months after your employment is terminated, the option will not be treated as an incentive stock option and is subject to taxation under the rules applicable to nonstatutory stock options that are discussed below.

     If you sell common stock that you acquired by exercising an incentive stock option, the tax consequences of the sale depend on whether the disposition is "qualifying" or "disqualifying." The disposition of the common stock is qualifying if it is made after the later of: (a) more than two years from the date the incentive stock option was granted and (b) more than one year after the date the incentive stock option was exercised.

     If the disposition of the common stock you receive when you exercise incentive stock options is qualifying, any excess of the sale price over the exercise price of the option will be treated as long-term capital gain taxable to you at the time of the sale. If the disposition is not qualifying, which we refer to as a "disqualifying disposition," the excess of the fair market value of the common stock on the date the option was exercised over the exercise price will be taxable ordinary income to you at the time of the sale. However, if the difference between the sale price and the option exercise price is less than the amount in the preceding sentence, this lesser amount is ordinary income to you. Any amount in excess of the ordinary income amount will be long term capital gain or short term capital gain, depending on whether or not the common stock was sold more than one year after the option was exercised.

     If you pay the exercise price of an incentive stock option by returning shares of common stock with a fair market value equal to part or all of the exercise price, the exchange of shares will be treated as a nontaxable exchange, unless you acquired the shares being returned when you exercised an incentive stock option and had not satisfied the special holding period requirements summarized above. The tax basis of the common stock returned to pay the exercise price will be treated as having a substituted tax basis for an equivalent number of shares of common stock received, and the new shares will be treated as having been held for the same amount of time as you had held the returned shares. The difference between the aggregate exercise price and the aggregate fair market value of the common stock you receive when you exercised the option will be treated for tax purposes as if you had paid the exercise price for the incentive stock option in cash. If you exercise your incentive stock options by surrendering incentive stock option shares for which the holding periods have not been met, such surrender is taxed as a disqualifying disposition.

     If you sell common stock you receive when you exercise an incentive stock option in a qualifying disposition, we will not be entitled to a tax deduction equal to the gain you realize when you completed the sale. However, if you sell, in a disqualifying disposition, common stock you receive when you exercise an incentive stock option, we will be entitled to a tax deduction equal to the amount of compensation income taxable to you.

     THE ABOVE DESCRIPTION IS ONLY A SUMMARY OF THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE OF ELIGIBLE OPTIONS UNDER THIS OFFER, AND IS NOT INTENDED TO PROVIDE YOU WITH ANY TAX ADVICE IN CONNECTION WITH THIS SUMMARY OR THIS OFFER. WE RECOMMEND THAT YOU CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PARTICIPATING IN THIS OFFER.

13. TERMS OF THE OFFER SPECIFIC TO ELIGIBLE EMPLOYEES EMPLOYED OUTSIDE THE UNITED STATES.

     If you are an Eligible Employee employed outside the United States who holds Eligible Options, you are subject to the terms of this Offer as described herein. In addition, you should refer to Appendix C of this Offer to Exchange entitled "A Guide to International Issues" for a discussion of the tax and other consequences of accepting or rejecting the Offer under the law of the country in which you are employed. Appendix C is only a summary of the foreign tax and other consequences of the exchange of Eligible Options under this Offer and is not intended to provide you with any tax or social contribution advice in connection with this Offer.

     BEFORE ACCEPTING THIS OFFER, WE RECOMMEND THAT YOU CONSULT WITH YOUR TAX ADVISOR TO DETERMINE THE TAX AND SOCIAL CONTRIBUTION CONSEQUENCES OF THE OFFER, INCLUDING BUT NOT LIMITED TO A DETERMINATION OF WHETHER TAXES IN ADDITION TO THE AMOUNTS WITHHELD FROM THE CONSIDERATION, IF ANY, WILL BE DUE AS A RESULT OF CHOOSING TO PARTICIPATE IN THE OFFER.

14.  EXTENSION OF THIS OFFER; TERMINATION; AMENDMENT.

     We may, at any time prior to the Expiration Date, extend the period of time during which this Offer is open and delay accepting for exchange and cancellation any Eligible Options by announcing the extension and giving oral or written notice of the extension to Eligible Employees.

     We may, at any time prior to the Expiration Date terminate, postpone or amend this Offer. To postpone accepting or canceling Eligible Options, we must announce the postponement and give oral or written notice of the postponement to the Eligible Employees. Our right to postpone accepting and canceling Eligible Options may be limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that we pay the consideration offered or return the surrendered options promptly after we terminate or withdraw this Offer.

     As long as we comply with any applicable laws, we may amend this Offer in any way, including decreasing or increasing the consideration offered in this Offer to Eligible Employees or by decreasing or increasing the number of Eligible Options to be exchanged or surrendered in this Offer.

     We may amend this Offer at any time prior to the expiration of this Offer by announcing the amendment. If we extend the length of time during which this Offer is open, the amendment must be announced no later than 6:00 a.m. Pacific Time on the next business day after the last previously scheduled or announced Expiration Date. Any announcement relating to this Offer will be sent promptly to Eligible Employees in a manner reasonably designed to inform Eligible Employees of the change.

     If we materially change the terms of this Offer or the information about this Offer, or if we waive a material condition of this Offer, we may extend this Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. Under these rules, the minimum period an Offer must remain open following material changes in the terms of this Offer or information about this Offer, other than a change in price or a change in the percentage of securities sought, will depend on the facts and circumstances, but in no case less than five (5) business days, as defined by the Securities and Exchange Commission. If this Offer is scheduled to expire within ten (10) business days from the date we notify you of an increase or decrease in what we will give you in exchange for your Eligible Options or in the number of Eligible Options to be exchanged in this Offer, we will extend this Offer for a period of ten (10) business days after the date the notice is published.

     We will publish a notice electronically to each Eligible Employee if we decide to take any of the following actions prior to the Expiration Date:

     o increase or decrease what we will give you in exchange for your Eligible Options;

     o increase or decrease the number of Eligible Options to be exchanged in this Offer; or

     o    extend or terminate this Offer.

15.  FEES AND EXPENSES.

     We will not pay any fees or commissions to any broker, dealer or other person asking Eligible Employees to exchange Eligible Options pursuant to this Offer.

16.  INFORMATION ABOUT MACROVISION.

GENERAL

     Our principal executive offices are located at 2830 De La Cruz Blvd., Santa Clara, California 95050, and our telephone number is (408) 743-8600. Information regarding our executive officers and members of our board of directors is contained in Appendix A of this Offer to Exchange and incorporated herein by reference. Our website address is HTTP://WWW.MACROVISION.COM/. The information on our website is not a part of this Offer.

     We develop and market digital rights management, copy protection and electronic license management technologies. Our customers include major Hollywood studios, independent video producers, enterprise and consumer software vendors, music labels, digital set-top box manufacturers and digital pay-per-view network operators. We provide content owners with the means to market, distribute, manage and protect video, software and audio content. We have built, and continue to add to, a large patent portfolio that helps differentiate our products and is important to our license driven business model. We generate recurring revenues from a variety of sources by licensing the use of our patented technologies. In addition to our office in California, we have international offices in London, Frankfurt, Tel Aviv, Tokyo, Hong Kong, Taipei and Seoul. Information concerning our business, including our background, growth strategy, customers, technology, research and development, intellectual property rights, competition, strategic investments and employees included in our Annual Report on Form 10-K for the year ended December 31, 2002 and our Quarterly Reports on Forms 10-Q for the periods ended March 31, 2003 and June 30, 2003, which are incorporated by reference herein, may be inspected at, and copies may be obtained from, the places and in the manner described in Section 18 ("Additional Information").

FINANCIAL

     Set forth below is a selected summary of our financial information. The selected financial data is derived from our consolidated financial statements, as filed with the SEC. The selected financial data should be read in conjunction with the consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Annual Report on Form 10-K for the year ended December 31, 2002, filed with the SEC on March 31, 2003 and our Quarterly Report on Form 10-Q for the period ended June 30, 2003, filed with the SEC on August 12, 2003. All amounts are in thousands, except per share and employee data.

                                             FOR THE YEAR ENDED                 FOR THE SIX MONTHS ENDED
                                    -------------------------------------  -----------------------------------

                                      DECEMBER 31,       DECEMBER 31,           JUNE 30,          JUNE 30,
                                          2002               2001                 2003              2002
                                    ----------------- -------------------  ------------------  ---------------

                                                                              (UNAUDITED)        (UNAUDITED)
OPERATIONS
   Revenues                         $         102,262 $            98,813  $           57,264  $        48,606
   Gross profit                                91,977              90,833              52,290           43,975
   Operating income                            31,808              29,622              21,023           18,176
   Net income                                  12,089              19,185              11,536            9,561
   Net income per share:
                  Basic                          0.24                0.38                0.24             0.19
                  Diluted                        0.24                0.37                0.24             0.19
FINANCIAL POSITION
   Current assets                             219,221             162,029             189,771          219,453
   Noncurrent assets                          105,445             173,557             162,744          120,702
   Current liabilities                         27,359              17,353              32,300           17,614
   Noncurrent liabilities                         448                  33                 819              149
   Stockholders' equity                       296,859             318,200             319,396          322,392
   Book value per common share(1)                6.13                6.26                6.56             6.32

     (1) Book value per common share is computed by dividing stockholder's equity by the number of shares of common stock outstanding at the end of each period presented.

     The financial information included in our Annual Report on Form 10-K for the year ended December 31, 2002 and Quarterly Reports on Forms 10-Q for the periods ended March 31, 2003 and June 30, 2003 is incorporated by reference herein and may be inspected at, and copies may be obtained from, the places and in the manner described in Section 18 ("Additional Information").

17.  RISK FACTORS.

     Information concerning risk factors included in our Annual Report on Form 10-K for the year ended December 31, 2002, and our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2003 and June 30, 2003 are incorporated by reference herein. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the risks actually occur, our business could be harmed. In that event, the trading price of our common stock could decline.

18.  ADDITIONAL INFORMATION.

     We recommend that you review the following materials that we have filed with the SEC before making a decision on whether to exchange your Eligible
Options:

     (a) our Annual Report on Form 10-K for our year ended December 31, 2002, filed with the SEC on March 31, 2003;

     (b) our Definitive Proxy Statement for our 2003 Annual Meeting of Stockholders on Schedule 14A, filed with the SEC on April 25, 2003;

     (c) our Quarterly Report on Form 10-Q for our fiscal quarter ended March 31, 2003, filed with the SEC on May 9, 2003;

     (d) our Preliminary Communications on Schedule TO-C filed with the SEC on April 15, 2003;

     (e) our current reports on Form 8-K, filed with the SEC on January 9, January 22, April 24, April 28, May 16 and August 1, 2003;

     (f) our Quarterly Report on Form 10-Q for our fiscal quarter ended June 30, 2003, filed with the SEC on August 12, 2003;

     (g) all other reports filed by us pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 2002, including the materials incorporated by reference therein; and

     (h) the description of our common stock included in our Registration Statement on Form 8-A, filed with the SEC on January 22, 1997, including any amendment or reports filed for the purpose of updating such description.

     These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the SEC's public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330.

     Our SEC filings since January 7, 1997 are also available to the public on the SEC's Internet site at HTTP://WWW.SEC.GOV/.

     Our common stock is quoted on the Nasdaq National Market under the symbol "MVSN", and our SEC filings can be read at the following Nasdaq address:

                                Nasdaq Operations
                               1735 K Street, N.W.
                             Washington, D.C. 20006

     We will also provide without charge to each person to whom we deliver a copy of this Offer to Exchange, upon their written or oral request, a copy of any or all of the documents to which we have referred you, other than exhibits to these documents (unless the exhibits are specifically incorporated by reference into the documents). Requests should be directed to:

                             Macrovision Corporation
                              2830 De La Cruz Blvd.
                          Santa Clara, California 95050
                            Attn: Stock Plan Analyst

or to David Wight via email at DWIGHT@MACROVISION.COM or by telephone at (408) 562-8457.

     As you read the documents listed in this Section 18, you may find some inconsistencies in information from one document to another. Should you find inconsistencies between the documents, or between a document and this Offer to Exchange, you should rely on the statements made in the most recent document.

     The information contained in this Offer to Exchange about Macrovision should be read together with the information contained in the documents to which we have referred you.

19.  FORWARD LOOKING STATEMENTS; MISCELLANEOUS.

     This Offer to Exchange and our SEC reports referred to above include forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. However, the safe harbors of Section 27A of the Securities Act and Section 21E of the Exchange Act do not apply to forward-looking statements made in connection with this Offer. These forward-looking statements involve risks and uncertainties that include, among others, those incorporated by reference in Section 18 of this Offer to Exchange. More information about factors that potentially could affect Macrovision's financial results is included in our filings with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2002, our definitive proxy materials for the 2003 Annual Meeting of Stockholders, and our Quarterly Reports on Forms 10-Q for the quarters ended March 31, 2003 and June 30, 2003.

     If at any time we become aware of any jurisdiction where the making of this Offer violates the law, we will make a good faith effort to comply with the law. If we cannot comply with the law, this Offer will not be made to, nor will exchanges be accepted from or on behalf of, the Eligible Employees residing in that jurisdiction.

     Our board of directors recognizes that the decision to accept or reject this Offer is an individual one that should be based on a variety of factors and that you should consult your personal outside advisor(s) if you have questions about your financial or tax situation. The information about this Offer from Macrovision is limited to this Offer to Exchange, including the Summary of Terms, the Electronic Transmittal Letter and the Election Form.



                             MACROVISION CORPORATION


                                 August 20, 2003

                                   APPENDIX A

      INFORMATION ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS OF MACROVISION


     The executive officers and members of the board of directors of Macrovision and their positions and offices as of August 18, 2003, are set forth in the following table:


Name                                               Position and Offices Held
-----------------------   -----------------------------------------------------------------------------------
John O. Ryan              Executive Officer and Chairman of the Board
William A. Krepick        President, Chief Executive Officer and Director
Matthew Christiano        Employee and Director
Donna S. Birks            Director
William Stirlen           Director
Thomas Wertheimer         Director
Steven G. Blank           Director
Ian R. Halifax            Chief Financial Officer, Executive Vice President of Finance and Administration
                          and Secretary
Brian R. Dunn             Executive Vice President of Corporate Development and Chief Strategy Officer
Steven Weinstein          Executive Vice President and General Manager, Entertainment Technologies Group
Daniel E. Stickel         Executive Vice President and General Manager, Software Technologies Group
Carol Flaherty            Senior Vice President, Worldwide Sales, Entertainment Technologies Group

     The business address of each director and executive officer is: c/o Macrovision Corporation, 2830 De La Cruz Blvd., Santa Clara, California 95050. The business telephone number of each director and executive officer is (408) 743-8600.

     JOHN O. RYAN. Mr. Ryan is a co-founder of Macrovision and an inventor of its core video copy protection technologies. He has served as Chairman of the Board of Directors since June 1991, served as our Chief Executive Officer from June 1995 to October 2001, and served as Secretary from June 1991 to May 1999. He has been a director since June 1987 and served as our Vice-Chairman of the Board of Directors from 1987 until June 1991. He also served as General Partner of the partnership predecessor of Macrovision from 1985 to 1987 and as President and Secretary of the corporate predecessor from 1983 to 1985. Prior to founding Macrovision, Mr. Ryan was Director of Research and Development of Ampex Corporation's broadcast camera group. Mr. Ryan holds more than 50 patents and has 11 patent applications pending in the fields of video copy protection, video scrambling, audio information dissemination, and television camera technology. Mr. Ryan took undergraduate courses in Physics and Math at the University of Galway in Ireland and received a Full Technological Certificate in Telecommunications from the City and Guilds Institute of London. Mr. Ryan is also a director of Command Audio Corporation.

     WILLIAM A. KREPICK. Mr. Krepick has served as a director since November 1995, as our President since July 1995, and as our Chief Executive Officer since October 2001. He has been with Macrovision since November 1988, and served as Vice President, Sales and Marketing until June 1992, Senior Vice President, Theatrical Copy Protection from July 1992 to June 1995 and Chief Operating Officer from July 1995 to October 2001. Prior to joining Macrovision, Mr. Krepick held several executive marketing management positions over a ten-year period with ROLM Corporation, a telecommunications equipment manufacturing company. Mr. Krepick holds a B.S. degree in Mechanical Engineering from Rensselaer Polytechnic Institute and an M.B.A. from Stanford University. Mr. Krepick is also a director of Digimarc Corporation.

     MATTHEW CHRISTIANO. Mr. Christiano is an employee of Macrovision, and served as our Chief Technology Officer from September 2000 until July 2002. From 1982 to September 2000 Mr. Christiano served as Chief Executive Officer of Globetrotter Software, Inc. Mr. Christiano was appointed to Macrovision's board of directors in October 2000. Mr. Christiano has over 25 years of experience in software engineering and general management. He is the chief architect of the Globetrotter FLEXLM(R) electronic license management software that is the basis of our electronic licensing business. He holds two U.S. patents in the field of licensing management. Prior to founding

Globetrotter, Mr. Christiano was one of the original developers of UNIX-based silicon compilation tools at Silicon Compiler Systems (later acquired by Mentor Graphics). Mr. Christiano holds B.S. and M.E.E. degrees in Electrical Engineering from Rice University.

     DONNA S. BIRKS. Ms. Birks has served as a director since May 1997. Ms. Birks currently provides management and financial consulting services to technology companies. From December 1997 to January 2001 she served as Executive Vice President and Chief Financial Officer at Adaptive Broadband Corp., and from August 1994 to June 1997, she served as Vice President, Finance and Administration and Chief Financial Officer at ComStream. She has also held senior management positions at GTE Spacenet, Macrovision, and Contel ASC. Ms. Birks holds a B.A. degree in Business Administration from George Mason University in Fairfax, Virginia and an M.S. degree in Finance from American University in Washington, D.C.

     WILLIAM STIRLEN. Mr. Stirlen has served as a director since May 1997. Mr. Stirlen has been a consultant to technology companies from February 1994 to present. As a consultant, he has held various executive offices with Open Text Corporation, an intranet software company headquartered in Waterloo, Ontario, since June 1996, serving as Chief Financial Officer until October 1997 and as Executive Vice President of Corporate Development until October 1998. From March 1993 to February 1994, he served as Chief Financial Officer of Supercuts, Inc. He has also held senior management positions at Computer Consoles Inc. and Trimble Navigation Ltd. Mr. Stirlen holds a B.A. degree from Yale University and an M.B.A. in Finance from Northwestern University.

     THOMAS WERTHEIMER. Mr. Wertheimer has served as a director since July 1997. He has served as a consultant to Universal Studios since January 1996. From 1992 to January 1996, Mr. Wertheimer served as Executive Vice President and Chairman of the Home Video and Television Groups of MCA, Inc. He also serves as President of the KCRW Foundation. Mr. Wertheimer holds a B.A. degree from Princeton University and an LL.B. from Columbia University.

     STEVEN G. BLANK. Mr. Blank has served as a director since April 2002. He has served as a consultant to venture capital firms and technology companies from September 1999 to present. From October 1996 to September 1999 he was a co-founder and served as President, and Vice President of Marketing at E.piphany Inc. and from August 1993 to September 1997, he was a co-founder, and served as CEO of Rocket Science Games. Prior to that he was a co-founder of Ardent (graphics supercomputer company) and MIPS Computers (RISC processor/systems company). Mr. Blank has over 25 years of experience in high technology companies and general management as a founder and executive. Mr. Blank sits on the board of Immersion Corporation as well several private technology startups.

     IAN R. HALIFAX. Mr. Halifax has served as our Vice President, Finance and Administration, Chief Financial Officer and Secretary since October 1999. He was appointed Senior Vice President on January 1, 2003 and was promoted to Executive Vice President in June 2003. From February 1999 to September 1999, he served as Chief Financial Officer of S-Vision, a private semiconductor display technology company. From October 1997 to January 1999 he was Director, Corporate Transactions for KPMG LLP, providing advisory services to technology companies in the areas of technology licensing, financing, and strategic partnering. From November 1994 to September 1997 he was Chief Financial Officer for Thomson/Sun Interactive, the predecessor for OpenTV, Inc., a Sun Microsystems/Thomson Multimedia joint venture in the field of interactive TV operating systems. He also held finance and business development positions at Sun Microsystems in Europe and the United States. Mr. Halifax holds a B.A. degree in English from the University of York and an M.B.A. from Henley Management College. He is also a Certified Public Accountant and a Certified Management Accountant.

     BRIAN DUNN. Mr. Dunn has served as Senior Vice President, New Business Development since January 2001, and was promoted to Executive Vice President in June 2003. From June 1999 to December 2000 he was our Senior Vice President, Consumer Software Division. Mr. Dunn has been with Macrovision since January 1995 and served as Vice President, Business Development in his prior roles. From January 1989 to December 1994, he served as Vice President, Operations, Corporate Counsel and Chief Financial Officer of Phase 2 Automation, a factory automation company. Mr. Dunn holds a B.A. degree in Accounting from the University of Notre Dame and a J.D. degree from Santa Clara University School of Law. He is a Certified Public Accountant and a member of the California State Bar.

     STEVEN WEINSTEIN. Mr. Weinstein joined Macrovision in January 2003 as Chief Technology Officer, and in June 2003 was appointed Executive Vice President and General Manager, Entertainment Technologies Group. From June 2002 to December 2002, he served as Chief Technology Officer at Vicinity Corp., a leading provider of Location Based Information and Services where he provided technology and merger and acquisition expertise. Mr. Weinstein was a co-founder of Backstage Pass, Inc., a company focused on digital identities and online communities for major music talent. Mr. Weinstein served as Chief Technology Officer of Backstage Pass from February 2001 to March 2002. Previously, he spent over 4 years at Liberate Technologies, where he played a pivotal role as Chief Technologist and Chief of Strategic Initiatives. Mr. Weinstein holds a Bachelor of Science degree in mathematics from Vanderbilt University.

     DANIEL E. STICKEL. Mr. Stickel joined Macrovision in August 2002 as Senior Vice President and General Manager, Enterprise Software Division, and in June 2003 was appointed Executive Vice President and General Manager, Software Technologies Group. Mr. Stickel joined Macrovision from Conomae Corporation, where he served as President of the wireless broadband venture from March 2001 to August 2002. Before that, Mr. Stickel served as an Officer of AltaVista Corporation, a search technology company, from April 2000 to February 2001 as Executive Vice President and General Manager. Prior to AltaVista, Mr. Stickel co-founded K2 Technologies, a Silicon Valley company specializing in data integration and analysis software, serving as Vice President and Senior Vice President from May 1996 until April 2000 (K2 Technologies was acquired by E.W. Blanch in 1998). Before that, Mr. Stickel spent 9 years at Delfin Systems (now Titan Corporation), a high-tech manufacturer of both advanced hardware and software systems, where he held several positions, most recently Vice President and General Manager of the Decision Systems Division. He got his start at AT&T Bell Laboratories, and was the personal recipient of the Ziff Davis award for Desktop Accessory of the Year. Mr. Stickel holds a B.A. degree in applied mathematics and a masters degree in computer science, both from Harvard University.

     CAROL FLAHERTY. Ms. Flaherty was appointed our Senior Vice President, Worldwide Sales, Entertainment Technologies Group in June 2003. Ms. Flaherty was Vice President, Video Technology Division, from April 1999 to May 2002, at which time she was appointed Senior Vice President. From September 1997 to April 1999, she was Director of Business Development for Digital Link Corporation, a manufacturer of telecommunications equipment. From April 1996 to September 1997, Ms. Flaherty was Vice President of Sales for Multipoint Networks, a company that provided wireless transmission equipment to international carriers. From April 1995 to March 1996, she was Vice President of Business Development for a division of California Microwave. Prior to joining California Microwave, Ms. Flaherty spent nine years with GTE, serving first as Controller of GTE Telenet's Public Data Network division and, later, as Director of Program management for satellite system sales under GTE Spacenet. Ms. Flaherty holds a B.A. degree in Economics from the University of Virginia and an M.B.A. from Golden Gate University.

                                   APPENDIX B

                             INELIGIBLE INDIVIDUALS


     The individuals set forth in the following table are ineligible to participate in Macrovision's Offer to Exchange:

                                      Name
                          ----------------------------

                                  John O. Ryan
                               William A. Krepick
                               Matthew Christiano
                                 Donna S. Birks
                                 William Stirlen
                                Thomas Wertheimer
                                 Steven G. Blank
                                 Ian R. Halifax
                                  Brian R. Dunn
                                Steven Weinstein
                                Daniel E. Stickel
                                 Carol Flaherty
                                Mark S. Belinsky

     The business address of each individual is: c/o Macrovision Corporation, 2830 De La Cruz Blvd., Santa Clara, California 95050. The business telephone number of individual is (408) 743-8600.

                                   APPENDIX C

                         A GUIDE TO INTERNATIONAL ISSUES



A Guide to Issues in Hong Kong...............................................C-2
A Guide to Issues in Japan...................................................C-3
A Guide to Issues in Korea...................................................C-5
A Guide to Issues in Taiwan..................................................C-7
A Guide to Issues in the United Kingdom......................................C-8

                             MACROVISION CORPORATION
                OFFER TO EXCHANGE: A GUIDE TO ISSUES IN HONG KONG

     The following is a general summary of the material tax consequences of the cancellation of your Eligible Options in exchange for the grant of New Options under the Offer for individuals subject to tax in Hong Kong. This summary is general in nature and does not discuss all of the tax and legal consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders. Please note that tax and other laws change frequently and sometimes on a retroactive basis. This information may be out of date, and thus not relevant, at the time you are granted your New Options. We advise all option holders considering exchanging their Eligible Options to seek the advice of their own tax advisors.

     If you are a citizen or resident of another country for local law purposes, the information contained in this summary may not be applicable to you. You are advised to seek appropriate professional advice as to how the tax or other laws in this other country apply to your specific situation.

OPTION EXCHANGE

     It is unlikely that you will be subject to tax as a result of the exchange of Eligible Options for New Options.

GRANT OF NEW OPTION

     You will not be subject to tax when the New Options are granted to you.

EXERCISE OF NEW OPTION

     When you exercise the New Options, you will be subject to tax on the difference between the fair market value of the shares on the date of exercise and the exercise price. Mandatory Provident Fund contributions will not be due on this amount.

SALE OF SHARES

     If you acquire shares upon exercise, you will not be subject to tax when you subsequently sell the shares.

DIVIDENDS

     If you exercise your New Options and are issued shares, like any other Macrovision shareholder, you will receive any dividends that the Board of Directors, in its discretion, declares with record dates that occur while you hold those shares. You will not be subject to tax in Hong Kong on any dividends received. You will, however, be subject to U.S. federal withholding tax on such dividends.

WITHHOLDING AND REPORTING

     No tax withholding will occur at the time of the grant, the exercise of your New Options or the subsequent sale of shares. Your employer will report the grant of the New Options to the Hong Kong Inland Revenue Department. Your employer will also report your taxable benefits resulting from the exercise of your New Options in the course of its normal return of compensation paid to you. It is your responsibility to report and pay any taxes resulting from the exercise of your New Options.

SECURITIES INFORMATION

     This offer to exchange Eligible Options is not a public offer and is available only to the employees of Macrovision or its subsidiaries who hold Eligible Options.

                             MACROVISION CORPORATION
                  OFFER TO EXCHANGE: A GUIDE TO ISSUES IN JAPAN

     The following is a general summary of the material tax consequences of the cancellation of your Eligible Options in exchange for the grant of New Options under the Offer for individuals subject to tax in Japan. This summary is general in nature and does not discuss all of the tax and legal consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders. Please note that tax and other laws change frequently and sometimes on a retroactive basis. This information may be out of date, and thus not relevant, at the time you are granted your New Options. We advise all option holders considering exchanging their Eligible Options to seek the advice of their own tax advisors.

     If you are a citizen or resident of another country for local law purposes, the information contained in this summary may not be applicable to you. You are advised to seek appropriate professional advice as to how the tax or other laws in this other country apply to your specific situation.

OPTION EXCHANGE

     It is likely that you will not be subject to tax or social security contributions resulting from cancellation of the Eligible Options in exchange for the right to receive New Options. However, please note that the Japanese tax treatment is uncertain because there are no specific tax provisions related to option exchanges in Japan.

GRANT OF NEW OPTION

     You will not be subject to tax when the New Options are granted to you.

EXERCISE OF OPTION

     When you exercise the New Options, you will be subject to income tax on the difference between the exercise price and the fair market value of the shares on the date of exercise. This amount will likely be treated as remuneration income (although the proper classification is currently being litigated in Japanese courts) and you will be taxed at your marginal rate. Social insurance will not be due on the gain at exercise. Please consult your tax advisor for further information.

SALE OF SHARES

     If you acquire shares upon exercise of the New Options, you will be subject to tax when you subsequently sell the shares. The taxable amount will be the difference between the fair market value of the shares on the date of exercise and the sale price. You may be eligible for a reduced tax rate, depending on the circumstances of the sale (E.G., whether you sell shares though a broker licensed in Japan). Please consult with your tax advisor regarding whether you will be eligible for a reduced tax rate.

DIVIDENDS

     If you exercise your New Options and are issued shares, like any other Macrovision shareholder, you will receive any dividends that the Board of Directors, in its discretion, declares with record dates that occur while you hold those shares. You will be subject to income tax in Japan on any dividends in the tax year when they are received.

     If the dividends are paid through a Japanese paying agent (I.E., a securities company in Japan), the paying agent will withhold Japanese income tax at a rate of 10% (as of April 1, 2003 and through March 31, 2008; the withholding rate thereafter will be 20%). In addition, the dividends will be subject to a 15% United States federal withholding tax. The Japanese withholding tax will be imposed on the dividend amount, net of the foreign withholding (I.E., the 15% United States federal income withholding tax). Thus, no foreign tax credit is available.

WITHHOLDING AND REPORTING

     Your employer is likely not required to withhold income tax or social security contributions when you exercise the New Options. It is your responsibility to report and pay any taxes resulting from your participation in the Offer to Exchange, the grant and exercise of New Options and the sale of shares.

EXCHANGE CONTROL INFORMATION

     If you intend to acquire shares valued at more than (Y)100,000,000 in a single transaction, you must file a report with the Ministry of Finance through the Bank of Japan within 20 days of the purchase of the shares. Please note that the reporting requirements vary depending on whether or not the relevant payment is made through a bank in Japan.

                             MACROVISION CORPORATION
                  OFFER TO EXCHANGE: A GUIDE TO ISSUES IN KOREA

     The following is a general summary of the material tax consequences of the cancellation of your Eligible Options in exchange for the grant of New Options under the Offer for individuals subject to tax in Korea. This summary is general in nature and does not discuss all of the tax and legal consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders. Please note that tax and other laws change frequently and sometimes on a retroactive basis. This information may be out of date, and thus not relevant, at the time you are granted your New Options. We advise all option holders considering exchanging their Eligible Options to seek the advice of their own tax advisors.

     If you are a citizen or resident of another country for local law purposes, the information contained in this summary may not be applicable to you. You are advised to seek appropriate professional advice as to how the tax or other laws in this other country apply to your specific situation.

OPTION EXCHANGE

     You will not be subject to tax as a result of the exchange of Eligible Options for New Options.

GRANT OF NEW OPTION

     You will not be subject to tax when the New Options are granted to you.

EXERCISE OF NEW OPTION

     When you exercise the New Options, you will be subject to tax (at the rate applicable to salary income) and social insurance (to the extent that you have not exceeded your applicable contribution ceiling) on the difference between the fair market value of the shares on the date of exercise and the exercise price.

SALE OF SHARES

     If you acquire shares upon exercise of your New Options, you will be subject to capital gains tax when you subsequently sell the shares. The taxable gain will be the difference between the sale proceeds and the fair market value of the shares on the date of exercise, unless the taxable gain in that year is less than the exempt amount, which is currently KRW2,500,000 per asset type. Any gain you realize per asset type that exceeds KRW2,500,000 will be subject to capital gains tax.

     The securities transaction tax will not apply to the disposition of shares acquired pursuant to exercise of the New Options.

DIVIDENDS

     If you exercise your New Options and are issued shares, like any other Macrovision shareholder, you will receive any dividends that the Board of Directors, in its discretion, declares with record dates that occur while you hold those shares. You will be subject to tax in Korea and to U.S. federal withholding tax on any dividends received. You may be entitled to a foreign tax credit against your Korean income tax for the U.S. federal income tax withheld.

WITHHOLDING AND REPORTING

     Your employer likely will not withhold income tax and social insurance contributions when you exercise the New Options. It is your responsibility to file a personal tax return and to report and pay any income tax due upon exercise of the New Options and the sale of the shares.

EXCHANGE CONTROL INFORMATION

     When you exercise the New Options, your remittance of funds must be "confirmed" by a foreign exchange bank in Korea. This is an automatic procedure that does not require approval of the remittance from the bank. You must submit the following documents to the bank with a confirmation application which is available from the bank: (i) the notice of grant; (ii) the plan document; (iii) the stock option agreement indicating the type of shares to be acquired and the amount of shares; and (iv) a certificate of employment from your local employer.

     Exchange control laws also require Korean residents who realize US$100,000 or more from the sale of shares to repatriate the proceeds back to Korea within six months of the sale.

                             MACROVISION CORPORATION
                 OFFER TO EXCHANGE: A GUIDE TO ISSUES IN TAIWAN

     The following is a general summary of the material tax consequences of the cancellation of your Eligible Options in exchange for the grant of New Options under the Offer for individuals subject to tax in Taiwan. This summary is general in nature and does not discuss all of the tax and legal consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders. Please note that tax and other laws change frequently and sometimes on a retroactive basis. This information may be out of date, and thus not relevant, at the time you are granted your New Options. We advise all option holders considering exchanging their Eligible Options to seek the advice of their own tax advisors.

     If you are a citizen or resident of another country for local law purposes, the information contained in this summary may not be applicable to you. You are advised to seek appropriate professional advice as to how the tax or other laws in this other country apply to your specific situation.

OPTION EXCHANGE

     You will not be subject to tax as a result of the exchange of Eligible Options for New Options.

GRANT OF NEW OPTION

     You will not be subject to tax when the New Options are granted to you.

EXERCISE OF NEW OPTION

     You will not be subject to tax when you exercise your New Options.

SALE OF SHARES

     If you acquire shares upon exercise of your New Options, you will not be subject to tax when you subsequently sell the shares.

DIVIDENDS

     If you exercise your New Options and are issued shares, like any other Macrovision shareholder, you will receive any dividends that the Board of Directors, in its discretion, declares with record dates that occur while you hold those shares. You will not be subject to tax in Taiwan on any dividends received. You will, however, be subject to U.S. federal withholding tax on such dividends.

WITHHOLDING AND REPORTING

     Your employer is not required to withhold or report income tax or social insurance contributions as a result of the option exchange, grant or exercise of New Options or sale of shares. It is your responsibility to report and pay applicable taxes, if any.

                             MACROVISION CORPORATION
           OFFER TO EXCHANGE: A GUIDE TO ISSUES IN THE UNITED KINGDOM

     The following is a general summary of the material tax consequences of the cancellation of your Eligible Options in exchange for the grant of a New Option under the Offer for individuals who are both resident and ordinarily resident in the United Kingdom. This summary is general in nature and does not discuss all of the tax and legal consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders. Please note that tax and other laws change frequently and sometimes on a retroactive basis. This information may be out of date, and thus not relevant, at the time you are granted your New Option. We advise all option holders considering exchanging their Eligible Options to seek the advice of their own tax advisors.

     If you are not both resident and ordinarily resident in the United Kingdom, the information contained in this summary may not be applicable to you. You are advised to seek appropriate professional advice as to how the tax or other laws in this other country apply to your specific situation.

OPTION EXCHANGE

     You will not be subject to tax liability in connection with the tender of your Eligible Options in exchange for your New Option.

NATURE AND TERMS OF NEW OPTION

     It is Macrovision's intention that the New Option will be granted as a UK Inland Revenue approved option to the extent permissible under UK tax law (I.E., each employee can receive a maximum of (pound)30,000 worth of UK approved options) and provided Macrovision amends and receives Inland Revenue approval for the Rules of the Macrovision Corporation Approved Share Option Plan (the "Approved Plan") before the New Option is granted to you. Otherwise, the New Option will be a non-UK approved option.

     If you are granted a UK approved option, your New Option will be governed by the terms and conditions stated in the Approved Plan, as amended, and your option agreement. If you are granted a UK approved option, you may not be allowed to exercise any portion of the New Option until three years from the Grant Date. An exemption from the three-year exercisability restriction may apply if you exercise your New Option within a period of up to six months following a termination of employment due to injury, disability, redundancy or retirement before the expiration of the three-year period (so called "Good Leaver" reasons).

     In addition, regardless of whether the New Option is a UK approved option or a non-UK approved option, Macrovision may require you (to the extent permissible under UK tax law) to execute a joint election whereby you agree to be responsible for your employer's portion of National Insurance Contributions ("NICs") on the spread (I.E., the difference between the fair market value of the shares at exercise and the exercise price) at exercise or for any other liability arising in respect of the New Option. If you do not execute a joint election prior to exercise, Macrovision may refuse to allow you to exercise your New Option.

GRANT OF NEW OPTION

     You will not be subject to tax or NICs when the New Option is granted to you.

EXERCISE

     The tax consequences of exercising the New Option will depend upon whether the New Option is UK approved or non-UK approved.

     UK APPROVED. If your New Option is a UK approved option and you do not exercise within three years of the Grant Date except for Good Leaver reasons, you will not be subject to income tax or NICs at exercise provided your exercise complies with the terms of the Approved Plan and your option agreement and provided that the Inland Revenue has not withdrawn its approval of the Approved Plan. If the Approved Plan has become unapproved, at the time of exercise you will be subject to income tax on the spread. If you exercise the New Option within three years of the Grant Date (and not within six months of a termination of employment due to Good Leaver reasons, or such shorter period as may be set forth in the Approved Plan or your option agreement), you will be subject to income tax and NICs on the spread.

     If you are subject to NICs at exercise, you may be responsible for both the employee and employer portions (depending on whether the Inland Revenue allows the responsibility for the employer's portion of NICs to be passed through to you and whether your employer elects to do so).

     NON-UK APPROVED. If your New Option is a non-UK approved option, you will be subject to tax and NICs when you exercise the New Option. Income tax and NICs will be charged on the spread.

     NICS. With effect from 6 April 2003, employees' NICs are payable at the rate of 11% on earnings up to the upper earnings limit set for employees' NICs purposes, and at 1% on earnings in excess of the upper earnings limit (the spread on exercise is treated as earnings). Your employer will be responsible for withholding employees' NICs and for paying the amount withheld to the UK Inland Revenue on your behalf.

     In addition, you will be required to execute a joint election whereby you are responsible for the employer's portion of NICs at exercise. With effect from 6 April 2003, the employer's portion of NICs is charged at a rate of 12.8%. This amount is deductible against your income tax liability due with respect to the exercise of your New Option.

     If you were granted Eligible Options prior to 19 May 2000, you may be exempt (either entirely or in part) from NICs liability on the exercise of your New Option. You should consult your tax advisor regarding whether favorable NICs treatment will apply to your New Option.

SALE OF SHARES

     When you sell your shares, you may be subject to capital gains tax. Your taxable gain will be calculated as the difference between: (i) the sale proceeds; and (ii) the exercise price paid for the shares plus the amount (if any) that was subject to tax at the time of exercise. You can also deduct any applicable costs of acquisition or disposal.

     You may be able to benefit from taper relief to reduce your taxable gain. The rate of taper relief is dependant upon the number of years that the shares are held and whether the shares qualify as business assets (which mostly depends on whether you continue to be employed by a Macrovision group company) or non-business assets (which will be the case if you leave employment with the Macrovision group: non-business assets receive a much less generous rate of taper relief). All the capital gains from any tax year are added together and are subject to tax at your marginal income tax rate to the extent they exceed your capital gains tax annual exemption ((pound)7,900 for 2003/2004).

DIVIDENDS

     If you exercise your New Option and are issued shares, like any other Macrovision shareholder, you will receive any dividends that the Board of Directors, in its discretion, declares with record dates that occur while you hold those shares. You will be subject to income tax in the UK and to U.S. federal withholding tax on any dividends received. You may be entitled to a tax credit against your UK income tax for the U.S. federal income tax withheld.

WITHHOLDING AND REPORTING

     Your employer is required to withhold and account for income tax and NICs through the Pay As You Earn system on the spread at exercise of non-UK approved options and with respect to UK approved options exercised within three years of the Grant Date other than within six months of termination of employment due to Good Leaver reasons (or such shorter period as may be set forth in the Approved Plan or your option agreement).

     Your employer will pay the income tax and NICs withheld to the UK Inland Revenue on your behalf. If

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your employer is unable to withhold some or all of the tax from your salary, you are required to reimburse your tax within 90 days of the date of option exercise. If you fail to pay your employer the income tax due on the spread within 90 days of the date of exercise of your New Option, you will be deemed to have received a further taxable benefit equal to the amount of income tax due on the spread. This benefit will give rise to a further income tax and NICs charge.

     If you exercise a UK approved option three years after the Grant Date, but the Approved Plan has become unapproved, your employer will not be required to withhold and you will be responsible for paying the income tax due to the Inland Revenue under the self-assessment regime.

     Your employer is required to report the details of the exchange of Eligible Options and any New Option exercise on its annual UK Inland Revenue share schemes return.

     You are also required to report the exercise of non-UK approved options (and exercises of UK approved options which do not qualify for tax relief) on your UK tax return.

     Regardless of whether your New Option is UK approved or non-UK approved, you are responsible for reporting your capital gains upon the sale of shares through your annual tax return and paying any tax before the self-assessment due date.

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